SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                       (Amendment No. 32)

               AMPAL - AMERICAN ISRAEL CORPORATION
   ____________________________________________________________
                        (Name of Issuer)

            Class A Stock, par value $1.00 per share
   ____________________________________________________________
                 (Title of Class and Securities)

                           032015 10 9
   ____________________________________________________________
             (CUSIP Number of Class of Securities)

                   Yoram Weissbrem, Secretary
                       Bank Hapoalim B.M.
                     50 Rothschild Boulevard
                     Tel Aviv 61000, Israel
                          972-3-5673333
   _____________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           May 12, 1996
   ____________________________________________________________
                 (Date of Event which Requires
                   Filing of this Statement)

    If the filing person has previously filed a statement on
    Schedule 13G to report the acquisition which is the
    subject of this Statement because of Rule 13d-1(b)(3) or
    (4), check the following:               ( )

   Check the following box if a fee is being paid with this
   Statement:                               ( )



                          SCHEDULE 13D

   CUSIP No. 032015 10 9
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   BANK HAPOALIM B.M.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  ( )
                                                    (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
   ISRAEL
  _________________________________________________________________
                              (7)  SOLE VOTING POWER
    NUMBER OF                      10,500,991*
     SHARES                 ___________________________________
  BENEFICIALLY                (8)  SHARED VOTING POWER
    OWNED BY                       0
      EACH                  ___________________________________
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON                        10,500,991*
      WITH                  ___________________________________
                             (10)  SHARED DISPOSITIVE POWER
                                   0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   10,500,991*
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
   SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   50.2%*
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
   BK
   _________________________________________________________________
  * Assuming conversion of the shares of 6-1/2% Preferred and 4% Preferred owned by the Bank.


   This statement constitutes Amendment No. 32 to the Statement on
   Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bank Hapoalim B.M. (the "Bank") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation ("Ampal").

   Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

   Item 7.   MATERIALS TO BE FILED AS EXHIBITS

   Exhibit 1 --   An English translation of the Stock Purchase Agree-
   ment, dated May 12, 1996, by and among Bank Hapoalim B.M., Atad Hevra Lehashkaot Limited and Rebar Financial Corp. which was described in Amendment No. 31 to the Schedule 13D. The binding version of the Stock Purchase Agreement is in Hebrew.

                                 SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                  BANK HAPOALIM B.M.

                  By:    /s/ Yaacov Elinav
                       Name:     Yaacov Elinav
                       Title:    Senior Deputy Managing Director

                  By:    /s/ Nurit Raviv
                       Name:     Nurit Raviv
                       Title:    Advocate

   Dated: May 28, 1996


                                                          Exhibit 1

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the English translation of the Stock Purchase Agreement as set forth below is fair and reasonably accurate.

                  BANK HAPOALIM B.M.

                  By:    /s/ Yaacov Elinav
                       Name:     Yaacov Elinav
                       Title:    Senior Deputy Managing Director

                  By:    /s/ Nurit Raviv
                       Name:     Nurit Raviv
                       Title:    Advocate

   Dated: May 28, 1996


  ENGLISH TRANSLATION

                            AGREEMENT

           Made and signed in Tel Aviv on May 12, 1996

   Between:  1.   BANK HAPOALIM B.M. (herein - the "BANK")
        2.   ATAD - HEVRA LEHASHKAOT LIMITED (herein - "ATAD")
        (The Bank and Atad shall be referred to herein, jointly and severally, as the "Seller")

                                                       OF THE FIRST PART

   A n d :   1.   REBAR FINANCIAL CORP.
             (herein - the "BUYER")

        2.   DANIEL STEINMETZ
             BINYAMIN STEINMETZ
             RAZ STEINMETZ
             (herein, jointly and severally - the "SHAREHOLDERS")

             (The Buyer and the Shareholders shall be referred to herein, jointly and severally, as the "BUYERS")

                                                      OF THE SECOND PART

   WHEREAS   The Bank is the owner of the issued and paid-up shares of Atad; and
   WHEREAS   The Seller is the owner of shares in Ampal American Israel
        Corporation, a corporation registered in the State of New York,
        U.S.A. (herein - "AMPAL"), and, inter alia, the Seller holds
        10,116,633 shares called "Class A" (herein - the "CLASS A STOCK")
        which are held by Atad; and 3,000,000 shares called "Common"
        (herein - the "COMMON STOCK"), which are held by the Bank (herein jointly - the "SELLER'S SHARES IN AMPAL"); and
   WHEREAS   By virtue of the Seller's shareholding in Ampal, the Seller controls Ampal; and
   WHEREAS   The Bank has, by virtue of its holding the shares of the Common
        Stock, preferred voting rights in Ampal, and the Bank is interested in equalizing the rights of the shares of the Common Stock to the rights of the shares of the Class A Stock, and for that purpose a Committee of the disinterested directors of Ampal has been designated to deal with the equalization rights; and
   WHEREAS   The Seller is interested in selling 7,242,352 of the Seller's
        Shares in Ampal, safeguarding its right to choose to sell either 7,242,352 shares of the Class A Stock, or to sell 5,742,351 shares of the Class A Stock and 1,500,001 shares of the Common Stock
        (herein - the "SOLD SHARES"), in stages and in the manner set forth herein below, in order to be able to comply with the provisions of the Banking (Licensing) Law - 1981 (herein - the "BANKING LAW");
        and
   WHEREAS   The Seller has approached a number of potential entities, each of which it was reasonable to assume is an "Accredited Investor" as the term is defined in Rule 501 enacted under the Securities Act of 1933 (herein - "ACCREDITED INVESTOR" and the "SECURITIES ACT"), or a "Sophisticated Person" as described in Rule 506(b)(2)(ii) enacted by virtue of the Securities Act, and the Bank has reported this approach to the Securities & Exchange Commission in the U.S.A. (herein - the "SEC") and to the Israel Securities Authority, and within the framework of those reports the Bank made known its intention to initiate a procedure of equalizing the rights of the Common Stock to the rights of Class A Stock; and

   WHEREAS   After such report the matter of the approach was published in the
        Israeli communication media, without the Bank initiating or taking any part in such publication, and following which a number of addi-tional interested entities approached the Bank, as to each of which it was also reasonable to assume is an Accredited Investor or Sophisticated Person, requesting information with respect to the sale of part of the Seller's Shares in Ampal; and
   WHEREAS   A number of interested entities, the Shareholders among them, re-
        sponded to the Bank's approach and submitted bids to purchase part of the Seller's Shares in Ampal, and the Shareholders' bid was
        found to be the most suitable among the bids submitted, although the Bank did not accept it as is, and after negotiating on various subjects, the Seller, the Buyer and the Shareholders reached the agreements set forth herein below; and
   WHEREAS   The Shareholders and the Buyer wish to purchase the Sold Shares, as set forth herein, through a foreign company or companies to be established by them for the purpose of the purchase (herein - the "Final Buyer"), at least 75% of whose shares (whether its or theirs, as the case may be), will be held by the Shareholders
        (whether by all or some of them), directly or through companies of which they (or some of them) hold at least 75% of their shares, as set forth herein; and
   WHEREAS   The Shareholders have not as yet established the Final Buyer but have established the Buyer at an interim stage; all of the Buyer's shares are held by them and by another company which is fully owned by them, with the intention that the Buyer will transfer all its rights and obligations under this Agreement to the Final
        Buyer, with respect to which all the conditions included in the Purchaser's representations and warranties in sections 4.3 - 4.7 to this Agreement are met.
   THEREFORE, IT IS DECLARED, STIPULATED AND AGREED AMONG THE PARTIES AS
   FOLLOWS:
   1.   PREAMBLE, APPENDICES, HEADINGS, EXHAUSTIVE AGREEMENT AND CONSTRUCTIONS:
   1.1 The Preamble hereof and the Annexes attached hereto, constitute an integral part hereof.
   1.2 The headings of the Clauses hereof are for convenience only; they are not part of the Agreement and should be given no significance for the purpose of construing this Agreement or any of the provisions hereof.
   1.3 The emphasis herein are only for convenience in reading and should be given no significance for the purpose of construing this Agreement or any of the provisions hereof.
   1.4 This Agreement exhausts all agreements and understanding between the Seller and the Buyers with respect to the transaction contemplated herein. Neither the Seller nor any of the Buyers have declared or made any representation whatsoever which is not included herein. For the removal of doubt it is hereby clarified that the document re-questing bids prepared by the Bank and the bids documents prepared by all or some of the shareholders shall have no validity in the rela-tionship among the parties hereto commencing from the date of signa-ture hereof, without derogating in any way from the bank guarantee mentioned in Clause 6.4 below and the confidentiality undertaking signed by the Shareholders. The confidentiality undertaking shall remain in effect until the 'Closing Date', as defined in Clause 2.1 below.

   2.   DEFINITIONS
   2.1 In this Agreement the following words or expressions shall have the meaning set forth beside them unless the context requires otherwise:
   "THE BANK" means - Bank Hapoalim B.M.
   "ATAD" means - Atad Hevra Lehashkaot Limited
   "THE SELLER" means - the Bank and Atad, jointly and severally.
   "THE BUYER" means - Rebar Financial Corp., and in such case as specified in Clause 2.2 below, means - the Final Buyer.
   "THE SHAREHOLDERS" means - Daniel Steinmetz, Binyamin Steinmetz and
   Raz Steinmetz, jointly and severally, whether or not they are direct shareholders of the Final Buyer.
   "THE BUYERS" means - the Buyer and the Shareholders, jointly and severally.
   "CLASS A STOCK" means - shares of Class A, $1 par value each, of
   Ampal.
   "COMMON STOCK" means - shares of Common stock, $1 par value each, of
   Ampal.
   "4% PREFERRED SHARES" means - accumulating and participating 4% preferred shares, $5 par value each, of Ampal, each convertible to five shares of Class A Stock.
   "6-1/2% PREFERRED SHARES" means - accumulating 6-1/2% preferred shares, $5 par value each, of Ampal, each convertible to three shares of
   Class A Stock.
   "PREFERRED SHARES" means - 4% preferred Shares and 6-1/2% preferred shares together.
   "AMPAL'S CAPITAL BASE" means - the total par value of Ampal's issued and paid-up share capital of the shares entitled to participate in Ampal's profits, assuming that: (i) the rights of the shares of the Common Stock are equal to those of the shares of the Class A Stock;
   and (ii) all preferred shares were converted to shares of the Class A Stock; i.e:
        Common Stock        $ 3,000,000
        Class A Stock       $24,612,939
        TOTAL               $27,612,939
   "PAID AND FREE" means - fully paid-up shares, clean and free of any debt, lien, encumbrance or other third party right.
   "WEIGHTED VOTING RIGHTS" means - the weighted voting rights presently attributable to the shares of the Common Stock compared with the voting rights of the shares of the Class A Stock.
   "THE PROCEDURE OF EQUALIZATION OF RIGHTS" means any of the following procedures; - (i) to amend the Certificate of Incorporation of Ampal so that all shares of the Common Stock are reclassified as the Class
   A Stock; or, alternatively (ii) to amend the Certificate of Incorpo-ration of Ampal so that the majority of shares of the Common Stock
   (the Seller assumes this to be about 2,900,000 shares of the Common Stock) are reclassified as shares of the Class A Stock, thus cancel-ling the Weighted Voting Rights of the balance shares of the Common Stock remaining in the Seller's possession, so that each share of the Common Stock will have one vote at Ampal's shareholder meetings; in each of the above alternatives the Seller reserves the right to demand Ampal to receive a share certificate of the Class A Stock against each share of the Common Stock canceled as a result of the amendment of Ampal's Certificate of Incorporation; or (iii) to replace the shares of the Common Stock with shares of the Class A
   Stock, in the framework of which the Seller will receive one share of the Class A Stock for one share of the Common Stock, provided that simultaneously with the exchange of shares Ampal undertakes to both the Seller and the Buyer, finally and irrevocably, that it shall make no use whatsoever of all or some of the shares of the Common Stock (including sale, transfer, issuance or any other action). In addi-tion, it is agreed that soon after completion of the exchange of shares described above, the parties shall do the best they can to:
   (a) cancel the shares of the Common Stock by amending Ampal's Certif-icate of Incorporation or in any other way agreed upon by the par-ties; or (b) retire all of the shares of the Common Stock by amending Ampal's Certificate of Incorporation, if possible, or any other way;
   or (iv) a procedure similar to the one above which will lead to a result that would have been achieved by either of these procedures;
   all of the above shall apply whether or not the 'Compensation' (as defined below) is received in the framework of the Procedure of Equalization of Rights.

   "COMPENSATION" means - compensation for the loss of the Weighted
   Voting Rights, which can be the 'Additional Shares' and/or the 'Options for Additional Shares', as these terms and defined below, and/or monetary compensation.
   "THE ADDITIONAL SHARES" means - shares of the Class A Stock which the
   Seller shall receive in the framework of the Procedure of Equaliza-tion of Rights in addition to equalization of rights of one share of the Common Stock to those of one share of the Class A Stock, or in addition to receiving one share of the Class A Stock for every share of the Common Stock.
   "THE OPTIONS FOR ADDITIONAL SHARES: means - options for the purchase of shares of the Class A Stock or exercisable by using shares of the Class A Stock which the Seller shall receive in the framework of the Procedure of Equalization of Rights, in addition to receiving one share of the Class A Stock for every share of the Common Stock, or in addition to equalization of the rights of one share of the Common
   Stock to those of one share of the Class A Stock.
   "THE ADDITIONAL DIVIDEND" means - the dividend that the Board of Directors of Ampal is authorized to resolve to distribute, at its discretion, over and above the preferred dividend which the holders of the Preferred Shares are entitled to receive.
   "THE PROCEDURE OF WAIVING THE WEIGHTED VOTING RIGHTS" means - the
   Seller, as holder of the shares of the Common Stock, shall unilater-ally and irrevocably waive the Weighted Voting Rights of the shares of the Common Stock, so that each share of the Common Stock shall have one vote at Ampal Shareholders' meetings, and the Seller shall make its best effort to cause Ampal's incorporation documents to be amended accordingly. In the framework of this procedure, the Seller has the right to cause Ampal's incorporation documents to be amended in such a way that the power to distribute the Additional Dividend, in a manner discriminating between the rate of dividend received by the owner of a share of the Class A Stock, and the rate of dividend received by the owner of a share of the Common Stock, will be invest-ed solely in the general meeting of Ampal, and that in voting on such a decision, the Weighted Voting Rights of the shares of the Common
   Stock will be preserved.
   "THE BASE SHARES" means - 5,742,351 shares of the Class A Stock out of the Sold Shares.
   "THE BALANCE OF THE SOLD SHARES" means - the balance of the Sold
   Shares which the Seller has to transfer to the Buyer after having transferred the Base Shares, i.e. either 1,500,001 shares of the Class A Stock or 1,500,001 shares of the Common Stock.
   "THE BALANCE OF THE SELLER'S SHARES IN AMPAL" means - shares of the
   Class A Stock or options to shares of the Class A Stock or shares of the Common Stock, after the Procedure of Equalization of Rights or the Procedure of Waiving the Weighted Voting Rights has been execut-ed, which remain in the Seller's possession in Ampal after the transfer of the Sold Shares to the Buyer.
   "CLOSING DATE" means - the fifth business day after fulfillment of all the "preliminary conditions" set forth in Clause 18 hereof, or an earlier date to be agreed upon by the parties.
   "LEGAL AND PERMITTED" means - the action or inaction in question being permitted and not contrary to the provisions of any 'law' (as defined below) and/or agreement and/or undertaking of any kind which the Buyers or the Seller or Ampal have undertaken or for which they are liable (including the undertakings in Ampal's incorporation documents and/or the directives of any authority in Israel and the U.S.).
        "LAW" means - primary legislation, regulations, and directives of any public authority or any authority operating under law, or governmen-tal agency authorized to deal with the relevant issue in the relevant country.
   "SUBSIDIARY" means - a company in which another company holds, directly or indirectly, fifty percent or more of the par value of its issued share capital or of the rights to profit or its voting power, or has the right to appoint half or more of the directors thereof.
   "THE SELLER'S ACCOUNT" means - Account No. 028321 in Branch 579 of the Bank.
   "THE BANK'S OFFICES" means - conference room in the offices of the Bank, at 65 Yehuda Halevy Street, Tel Aviv.
   "DOLLAR" or "$" means - United States dollar.
   "LIBOR" means - the interbank interest rate as published in London by Reuters at midday, with respect to loans for three-month periods.
   "SHEKEL" means - New shekels of the State of Israel.
   "BUSINESS DAY" means - a day in which the Bank is open to the public, excluding Sunday.
   "AMEX" means - the American Stock Exchange in New York.
   2.2 If the Buyers wish to transfer the Buyer's rights and obligations under this Agreement to the Final Buyer, the Buyers shall notify the Seller and will cause the Final Buyer to sign the same Agreement which has been signed by the parties hereto, a copy of which shall be delivered to the Seller. With the acts of signing and delivering the Agreement to the Seller, the Final Buyer will become a party to this Agreement and it shall be deemed to be a party to this Agreement as of the date of signing, and the definitions "the Buyer" and "the Buyers" herein will also include and relate to the Final Buyer, without releasing the Shareholders and the Buyer (so long as it has not been liquidat-ed) from their undertakings and obligations vis-a-vis the Seller hereunder; and the Final Buyer, the Buyer and the Shareholders shall be jointly and severally liable to the Seller.
   2.3  The singular includes the plural and vice versa.
   2.4 A period calculated from a certain date or up to a certain date shall not include the first date.
   2.5 Wherever the time for performing any action whatsoever is stipulated, the reference to the time prevailing where the action is to be performed, and if the action in question is to send a notice which must reach the recipient by a certain hour, the reference is the time prevailing where the recipient is located.

   3.   THE SELLER'S DECLARATIONS
   The Seller hereby declares as follows:
   3.1 Ampal's registered share capital consists of shares of the Common Stock, shares of the Class A Stock, 4% Preferred Shares and 6-1/2% Preferred Shares.
   Ampal's registered share capital, its issued and paid-up capital according to Form 10-K and the Seller's holdings in the various types of Ampal shares, as of December 31, 1995, are as set forth in the following table:
                                      Issued
                        Regis-       and Paid-
   Type of          Par      tered         Up Capi-     Seller's
   Shares          Value    Capital          tal        Holdings

   Common Stock    $1       3,000,000     3,000,000     3,000,000

   Class A Stock   $1      60,000,000    20,459,992*   10,116,633

   4% Preferred    $5         650,000       199,030         3,350
   Shares

   6-1/2% Pre-       $5       4,282,850     1,052,599       122,536
   ferred Shares

   [*After deducting 605,400 shares of Class A Stock purchased by Ampal and held as Treasury Stock.]

   3.2 Up to September 30, 1995, Ampal issued: (i) 4,500,000 Warrants (herein - the "WARRANTS"). Each Warrant confers the right to pur-chase one share of the Class A Stock for a consideration of an added conversion price of $16 per share; (ii) 134,900 options in the framework of the Incentive Stock Options Plan (herein - the "INCEN-
   TIVE OPTIONS"). Each such Incentive Option is convertible to one share of the Class A Stock for a consideration of an added conversion price of $10.9 per share.
   3.3 The shares of the Class A Stock of Ampal's share capital are regis-tered for trade on AMEX.
   3.4 7,242,352 shares of the Class A Stock constitute 35.40% of Ampal's issued and paid-up share capital, and constitute 26.23% of Ampal's
   Capital Base.
   3.5  All of the Seller's Shares in Ampal are Paid and Free.
   3.6 The Seller has not undertaken to transfer any part of its shares in Ampal and Ampal has not undertaken, to the Seller's best knowledge, to issue Ampal shares or options or warrants of any type or to issue other securities of any type, that may be converted into shares.
   Save for the conversion rights of holders of Preferred Shares, Warrants and Incentive Options, no person whatsoever has any right to obligate and Seller to sell Ampal shares or other Ampal securities to him, and to the Seller's best knowledge, no person whatsoever has the right to obligate Ampal to issue to him shares or other securities.
   To avoid doubt, the contents of this clause do not relate to the Additional Shares or the Options for Additional Shares which the Seller may have (if any), as a result of the Procedure of Equaliza-tion of Rights (if executed), as to which separate provisions exist.
   3.7 No person or legal entity is entitled to purchase the Sold Shares, and to the Seller's best knowledge, in reliance upon the Buyer's representations and warranties, as well as subject to the Buyer furnishing to Ampal the declarations and representations required by Law or under Ampal's incorporation documents, for the purpose of registering the Sold Shares in the name of the Buyer, there is nothing to prevent the sale and transfer of the Sold Shares to the Buyer.
   3.8 The Sold Shares shall be sold to the Buyers as provided herein, "as is", i.e. the Seller makes no representation and gives no undertaking to the Buyer with respect to the value of the Sold Shares, the value of Ampal, the value of its assets, the condition of Ampal's business and assets, any limitations there may be with respect thereto and with respect to any other matter as to which no express representa-tion was made or undertaking given by the Seller herein.
   3.9 The sale of the Sold Shares or of the Compensation Shares (if any) or of the 'Surplus Shares' (if any, and if sold to the Buyer) as defined in Clause 5.4 below), by the Seller to the Buyer, and the Seller's entering into this Agreement with the Buyers and performance of the actions required hereunder does not constitute a violation of any Law, or of Ampal's documents of incorporation or any other of the Seller's undertakings.
   3.10 None of the Seller's undertakings hereunder contradict any Law.
   3.11 Ampal's Form 10-K, delivered to the Buyers, is a true representation, according to the Seller's best knowledge, of Ampal's financial condition and all the extraordinary events that occurred in Ampal until the date of signature of the above report. As conveyed by Ampal to the Seller, from the date of signature of Ampal's Annual
   Report to the date of signature hereof, no actions have been under-taken by Ampal deviating from the normal course of business, and no significant adverse change has occurred in Ampal's financial condi-tion.

   4.   THE BUYER'S DECLARATIONS
   The Buyers hereby declare as follows:
   4.1 The Shareholders are a party hereto and undertake, jointly and severally, direct responsibility to the Seller for the truth of each of the Buyer's declarations, for complete fulfillment of all of the Buyer's undertakings and the liabilities applicable to it vis-a-vis the Seller hereunder, and for the Buyer's compliance with all terms hereof, and everything as if they were the Buyer themselves.
   4.2 The Buyer is a corporation lawfully incorporated in and under the laws of the British Virgin Islands. At least 75% of the Buyer's issued and fully paid share capital is held by the Shareholders, directly or through a company fully owned by them.
   4.3 At least 75% of the share capital of the Final Buyer (if there is a Final Buyer), will be held by all or some of the Shareholders, directly or through a company or companies in which they (or some of them) hold at least 75% of the shares, so that the total holdings of the Shareholders in the Final Buyer, directly and/or indirectly, will be at least 75% of the share capital of the Final Buyer.
   4.4 The Buyer was established for the purpose of purchasing the Sold Shares hereunder; there is no individual or corporation who owns 50% or more of the voting rights in the Buyer or who is entitled, by virtue of an agreement or of being a shareholder in the Buyer togeth-er with rights conferred on it by an agreement, to appoint half or more of the directors in the Buyer's Board of Directors, and there-fore there is no person controlling the Buyer as in the meaning of Regulations 16 C.F.R. SECTION 801.1(b)(1) and (2), enacted under Section 18A of the Hart-Scott-Rodino Antitrust Improvements Act, 15 U.S.C.
   The Buyer does not prepare a balance sheet on a regular basis.
   The Buyer has made no sales whatsoever. The total value of the Buyer's assets, save for the amount designated to pay for the Sold
   Shares and legal fees and costs connected with the purchase thereof, is less than $10,000,000.
   The Buyer was not established or structured for the purpose of avoiding fulfilling the requirements of the Hart-Scott-Rodino Anti-trust Improvements Act, as defined in 16 C.F.R. SECTION 801.90.
   4.5 The Buyer is purchasing the Sold Shares for itself, or for the Final Buyer, for long term investment objectives, and is an Accredited
   Investor. The Buyers are aware, inter alia, that under U.S. law various limitations apply to the ability of the Buyer to sell the Sold Shares. With respect to the Class A shares included in the Sold Shares, the Buyers are aware that the Buyer will be prevented for a certain period from selling any quantity whatsoever on AMEX or any other stock exchange in which the shares of the Class A Stock are registered for sale, and subsequently the Buyer shall have the right to sell limited and certain quantities of the shares of the Class A
   Stock out of the Sold Shares on AMEX or any other stock exchange as aforesaid, under certain conditions.
   4.6 The Buyers have the ability and business experience to analyze, examine and check the Buyer's investment in the purchase of the Sold Shares, including the risks involved therein, the condition of Ampal, the feasibility of the purchase and its suitability for their pur-pose. The Buyers have received, read and checked the documents which are specified in Annex "A" to this Agreement, and all other relevant information and documents as to the condition of Ampal's businesses and assets, as required, in their opinion, for the purpose of entering into this Agreement.
   4.7 The Buyer has the financial ability to execute the investment in the purchase of the Sold Shares and to perform its undertakings hereun-der.
   4.8  None of the Buyer's undertakings hereunder contradict any law.
   4.9 The Buyers are aware that Ampal's principal assets and businesses are investments in corporations which are active in Israel or connected with Israel, and the Buyer is purchasing the Sold Shares as repre-senting this situation, and knowing that Ampal intends to continue doing so. For the removal of doubt, it is clarified that the above will not derogate from Ampal's freedom of action to manage its businesses or to invest in businesses not connected with Israel, subject to the limitations on the management of businesses applicable directly to Ampal or to corporations in which Ampal owns shares, due to the Bank holding shares in Ampal, under any law in the U.S. or Israel.
   In that respect, the Buyer declares that it is aware that Ampal is a Grandfathered Non-bank Subsidiary of a banking entity but because of certain activities and investments of Ampal, the Bank may be deemed as one engaging in non-banking activities in the U.S.
   Furthermore, the Buyer is aware that due to the United States Inter-national Banking Act of 1978, the Bank and Ampal are subject to the provisions of the United States Bank Holding Company Act of 1956, and as a result, the Bank and Ampal are subject to restrictions relating to Ampal's direct and indirect investment activities in the U.S., including a prohibition to invest (i) in more than 5% of the voting rights or 25% or more of the capital rights of (a) any corporation whatsoever incorporated under the laws of the United States; or (b) any corporation not incorporated under the laws of the United States, the majority of whose assets are located in the U.S. or the majority of whose revenues derive from the U.S. subject to certain exceptions;
   or (ii) in 25% or more of the voting rights of any corporation whatsoever the majority of whose assets are not in the U.S. or the majority of whose revenues do not derive from the U.S., if such corporation:
   (a) engages, directly or by means of its holdings in other corpora-tions, in certain types of business in the U.S., or (b) it owns holdings in corporations dealing in other types of business in the U.S., all as set forth in the above Acts.
   4.10 The Buyers hereby expressly declare that the Seller neither gave nor made any representation whatsoever with respect to the value of the Sold Shares; the value of Ampal and its asset; the limitations that might apply with respect thereto; and with respect to any other matter with respect to which the Seller made no express representa-tion herein, and that the Buyer is purchasing the Sold Shares "as is", subject to the truth of the Seller's Declarations herein.
   4.11 The Buyers confirm that a representative on their behalf was present at the meeting of Ampal's Board of Directors held in Ampal's offices on March 28, 1996, and that he reviewed the documents presented at the said Board of Directors meeting.
   4.12 Subject to the truth of the Seller's declarations, the Buyers hereby waive any claim or demand of any type whatsoever vis-a-vis the Seller concerning the value of the Sold Shares, the value of Ampal, its assets, the condition of its business and assets, and the feasibility of purchasing the Sold Shares hereunder.
   4.13 For the avoidance of doubt, it is hereby clarified that if the Buyer transfers all of its rights and obligations under this Agreement to the Final Buyer, the declarations in Clauses 4.3, 4.4, 4.5, 4.6 and
   4.7 herein will also vest in the Final Buyer, without derogating from the Final Buyer's liability and obligations with respect to all the provisions of Clause 4.

   5.   THE TRANSACTION
   5.1 The Seller hereby undertakes to sell to the Buyer and the Buyer hereby undertakes to buy from the Seller the Sold Shares in the manner set forth below.
   5.2  The Sold Shares shall be sold to the Buyer in two stages, as follows:
   5.2.1 IN THE FIRST STAGE, the Seller shall transfer to the Buyer, on the Closing Date, the Base Shares, i.e. 5,742,351 shares of the Class A Stock out of the Sold Shares.
          The sale and transfer of the Base Shares to the Buyer shall take place on the Closing Date, in the manner set forth in Clause 7 hereof.
   5.2.2 IN THE SECOND STAGE, the Seller shall transfer to the Buyer, on the 'Supplemental Closing Date' (as defined below), the balance of the Sold Shares, by one of the following two op-tions, at the Seller's discretion:
          (i) THE FIRST OPTION - the Seller has the option to demand of the Buyer to buy, as the Balance of the Sold Shares, an additional 1,500,001 shares of the Class A Stock
                (herein - the "FIRST OPTION" and the "FIRST OPTION
                SHARES").
          (ii) THE SECOND OPTION - the Seller has the option to demand of the Buyer to buy, as the Balance of the Sold Shares, 1,500,001 shares of the Common Stock (herein - the
                "SECOND OPTION" and the "SECOND OPTION SHARES").  The
                Second Option shall be available to the Seller if nei-ther the Procedure of Equalization of Rights nor the Procedure of Relinquishing the Weighted Rights has been executed by the 'Supplemental Closing Date' (as defined below).
   The Seller's selection of one of the above two Options and the transfer of the First Option Shares or the Second Option Shares, as the case may be, from the Seller to the Buyer, may be executed at the Closing Date or at a later date on any Business Day, of which the Seller shall notify the Buyer, which shall be no later than March 31, 1997 (herein - the "SUPPLEMENTAL CLOSING DATE"). If the Seller receives an extension from The Bank of Israel to complete the trans-action contemplated herein, the Supplemental Closing Date may be up to the last date of the said extension, or September 30, 1997, whichever is earlier.
   5.2.3 The Seller shall notify the Buyer in writing of the Option it has selected (the "SELECTION NOTICE"). The Seller shall also inform the Buyer in the Selection Notice of the date it has established as the Supplemental Closing Date, provided the Supplemental Closing Date stated in the Selection Notice shall be no less than 5 business days from the day on which the Selection Notice reaches the Buyer. The aforesaid selection by the Seller shall be final and binding upon both Seller and Buyer.
   5.2.4 If the Supplemental Closing Date is on the Closing Date, all of the Sold Shares shall be transferred by the Seller to the Buyer in the manner set forth in Clause 7 hereof, mutatis mutandis.
   5.3  For the removal of doubt it is clarified that:
   5.3.1 In the case of the Seller choosing the First Option, but has not executed the Procedure of Equalization of Rights by the Supplemental Closing Date, the Seller is obligated to complete the Procedure of Waiving the Weighted Voting Rights no later than the Supplemental Closing Date; until that date the Sell-er, in its relationship with the Buyer, shall be deemed as if the Procedure of Waiving the Weighted Voting Rights had al-ready been performed by the Closing Date, save for those cases in which the Seller has to use the shares of the Common Stock with their Weighted Voting rights in order to fulfill its undertakings and to exhaust its rights hereunder, and the Seller undertakes to act accordingly.
   5.3.2 In the case of the Seller choosing the Second Option, the Second Option Shares shall confer on the Buyer, at the Supple-mental Closing Date, the same Weighted Voting Rights possessed by the majority of the shares of the Common Stock on the date of signature hereof. In such case, the Seller has no right to initiate the Procedure of Equalization of Rights or the Proce-dure of waiving the Weighted Voting Rights in the future in any way whatsoever, whether by virtue of its holdings in the balance of the shares of the Common Stock or otherwise.
   5.4 Should the Seller receive, as compensation, in the framework of the Procedure of the Equalization of Rights, the Additional Shares and/or the Options for Additional Shares and/or monetary compensation, the following provisions shall apply:
   5.4.1 In order for the proportion of the Seller's holdings in Ampal's Capital Base to revert to what it was before the dilution which came about due to the allocation of the Addi-tional Shares and/or the Options for Additional Shares (assum-ing these Options are converted to shares of the Class A
          Stock), the Seller will transfer to the Buyer, on the Supple-mental Closing Date, a proportional part of any kind of com-pensation which the Seller receives, in a number proportional to the Sold Shares in the voting rights of Ampal, at the time of transfer, (herein - the "PROPORTIONAL PART"); this means that in addition to the First Option Shares (i.e. in addition to the 1,500,001 shares of the Class A Stock), the Seller will transfer to the Buyer the Proportional Part of the Additional Shares or of the Options for Additional Shares, as the case may be (herein - the "COMPENSATION SHARES"). Such transfer of the Compensation Shares, being Paid and Free, shall be for no additional consideration whatsoever by the Buyer to the Seller. Should the Seller receive monetary compensation, in the frame-work of the Procedure of Equalization of Rights, the Seller shall transfer to the Buyer, on the Supplemental Closing Date, the Proportional Part of the amount of the monetary compensa-tion received (herein - the "BUYER'S SHARE IN THE MONETARY COMPENSATION"), for no additional consideration whatsoever by the Buyer to the Seller.
   5.4.2 If the receipt of the Additional Shares, or the exercise of the Options for the Additional Shares (when they are exer-cised), after transfer of the Compensation Shares to the Buyer, causes the Seller's proportion of Ampal shares to exceed (potentially or actually) the proportion permitted under the Banking Law, the Seller shall have the right (op-tion) to demand that the Buyer purchase, at the Supplemental Closing Date, any additional quantity of Class A Stock so that, after sale thereof to the Buyer, the Seller's shares in Ampal shall be equal to the number it held previously (herein
          - the "SURPLUS SHARES"), for a consideration as set forth in Clause 6.2 below.
          Should the Seller decide to exercise the option given to it in this Clause, it shall notify the Buyer, in writing, in the Selection Notice. Should the Seller notify of the exercise of the option, the Seller's notice shall be final and binding upon both Seller and Buyer.
   5.5 The provisions hereof were drafted on the assumption that either the Procedure of Equalization of Rights (should the Seller choose this Procedure) or the Procedure of Waiving the Weighted Voting Rights would be completed before the Supplemental Closing Date and no later than March 31, 1997. It is agreed that if the Seller decides to move the Supplemental Closing Date to before the Procedure of Equalization of Rights, the Seller undertakes that this Procedure or the Procedure of Equalization of Rights shall be completed no later than March 31, 1997, with no further extension. In the event the Supplemental
   Closing Date is moved forward as above, all the provisions hereof, with respect to the relationships between the parties, shall apply as if the Procedure of Equalization of Rights or the Procedure of Waiving the Weighted Voting Rights had been completed on or before the Supplemental Closing Date, subject to the following:
   5.5.1 The date stipulated in Clause 5.3.1 for the completion of the Procedure of Equalization of Rights or the Procedure of Waiv-ing the Weighted Voting Rights shall be postponed, as set forth in this Clause 5.5 above.
   5.5.2 If the Seller receives Compensation in the framework of the Procedure of Equalization of Rights, the provisions of Clause
          5.4.1 above, and 5.4.2 above (if the Seller exercises his option under Clause 5.4.2) shall be executed soon after execu-tion of the Procedure of Equalization of Rights, and in any event no later than September 30, 1997. The Seller shall notify the Buyer of the Closing Date which shall be a business day not less than five business days from the date on which the Seller's notice reaches the Buyer. The provisions of Clauses 7.2.1, 7.2.2, 7.2.5 and 7.2.6 hereof shall apply mutatis mutandis as the case may be.
   5.5.3 The Seller's undertaking in Clauses 9.2 and 9.3 shall be performed as is, simultaneously or soon after completion of the Procedure of Equalization of Rights or the Procedure of Waiving the Surplus Voting Rights.
   5.5.4 The Seller's undertaking in Clause 9.8 shall also apply after the Supplemental Closing Date and until the date of completion of the Procedure of Equalization of Rights or the Procedure of Waiving the Weighted Voting Rights.
   5.5.5 The first section of Clause 10.1 shall be read as an undertak-ing by the Seller (and not as a right) to complete the Proce-dure of Waiving the Weighted Voting Rights if the Procedure of Equalization of Rights is not completed, and if on the Supple-mental Closing Date the Seller chooses to transfer to the Buyer the First Option Shares, all as set forth in Clause
          10.1, but in the framework of the dates stipulated therefor in Clause 5.5 above.

   6.   CONSIDERATION
   6.1. In consideration for the sale of the Sold Shares to the Buyer, the Seller shall be entitled to receive from the Buyer the 'Consideration' as in clause 6.1.2 (herein - the "CONSIDERATION") or, if the Seller exercises the Second Option, the Consideration as well as the 'Additional Consideration,' as defined in Clause 6.1.3, all as set forth below.
   6.1.1. For each of the shares of the Class A Stock and the shares of the Common Stock sold to the Buyer as part of the Sold Shares, the Buyer shall pay the Seller the price obtained from combin-ing the following amounts:
          (i)   $7.74 (seven dollars and seventy-four cents);
          (ii) An amount equal to LIBOR interest on the amount in sub paragraph (i) above, calculated commencing on February
                16, 1996 until the actual date of payment.
                (herein - the "SHARE PRICE").
        6.1.2. The Consideration is the amount obtained from multiplying the Share Price by the 7,242,352 Sold Shares to be transferred to the Buyer.
   6.1.3. In the event that the Seller selects the Second Option and transfers the Second Option Shares to the Buyer on the Supple-mental Closing Date, the Buyer shall pay the Seller for the Sold Shares, in addition to the Consideration, the amount of $2,200,000 (two million two hundred thousand dollars) plus an amount equal to the interest at the LIBOR rate, as calculated on the amount of $2,200,000, commencing on February 16, 1996 until the actual date of payment (herein - the "ADDITIONAL CONSIDERATION"), for the Weighted Voting Rights conferred by holding the Second Option Shares. (The result is that the price of each share of the Common Stock of the Second Option Shares will be $9.20666 plus an amount equal to the LIBOR interest on $9.20666 calculated commencing on February 16, 1996 until the actual date of payment.)
   6.2. For all Surplus Shares, in the event that the Seller chooses to transfer them to the Buyer, the Buyer shall pay the Seller an amount equal to the Share Price multiplied by the number of the Surplus
   Shares (herein - the "SURPLUS SHARES CONSIDERATION").
   6.3. The amounts which the Buyer shall pay hereunder are stated in dol-lars, and shall be paid, at the Seller's choice: (i) in dollars; or
   (ii) in shekels at the representative exchange rate of the dollar on the date of actual payment of each sum, which shall always occur on a business day on which interbank dollar trading is conducted in Israel. (Should the payment date fall on a day which is not a business day, the payment shall be deferred to the nearest following business day.) If the Bank of Israel does not publish a representa-tive exchange rate on the date of payment, any such sum shall be paid according to the average between the sale rate and the purchase rate of orders for transfers and checks in dollars with respect to the actual date of payment, as prevailing at the Bank.
   6.4. On the date of signature hereof, the Buyer shall furnish to the Bank an autonomous, unconditional bank guarantee, in an amount equivalent to 10% of the amount of the Consideration (herein - the "BANK GUARAN-TEE") valid until 7 days after the Closing Date, and if a specific expiration date is stipulated therein, the Buyer shall ensure exten-sion thereof accordingly. The Buyer shall have the right, at its choice, to issue a new bank guarantee in place of the bank guarantee furnished to the Seller in respect of the Buyer's offer to acquire part of the Seller's shares in Ampal, or to extend the validity or the existing bank guarantee and to add an additional bank guarantee so that the amount of the two bank guarantees together shall be equivalent to 10% of the amount of the Consideration.
   The Bank Guarantee shall serve to guarantee the amount which the Buyer is to pay on the Closing Date against execution of the Seller's undertakings on that date; the Bank will have the power to foreclose this Guarantee if the Buyer does not pay what is due from it to the Seller on the Closing Date.

   7. ACTS TO BE PERFORMED ON THE CLOSING DATE AND ON THE SUPPLEMENTAL CLOSING DATE
   7.1. The Seller shall transfer the Base Shares out of the Sold Shares, i.e. 5,742,351 shares of the Class A Stock, to the Buyer, simulta-neously with and against receipt of the Consideration, on the Closing Date, at 12.00 P.M., at the Bank's Offices, in the manner set forth below:
   7.1.1. The Seller shall deliver to the Buyer share transfer deed or deeds, signed by the Seller, relating to the Base Shares, together with all other documents required by law to register the Base Shares in the name and ownership of the Buyer in Ampal's Register of Shareholders.
   7.1.2. Simultaneously and against execution of the aforesaid in subclause 7.1.1 above, and in Clauses 7.3 and 7.4 below, the Buyer shall pay the Seller the Consideration, by crediting the Seller's account with that amount, and the Seller on its part shall release the Bank Guarantee to the Buyer.
   7.1.3. The part of the Consideration to be paid for the Balance of the Sold Shares (based on the assumption that the Seller will select the First Option), i.e. the amount obtained from the multiplication of the Share Price by 1,500.001 (herein - the "DEPOSIT AMOUNT"), shall be held by the Bank in a deposit account (herein - the "DEPOSIT ACCOUNT"). The Deposit Account shall be held by the Bank in the Deposit Account for the Seller and the Buyer, and shall be released to the Seller together with the amounts accrued with respect to the Deposit Amount, as set forth in Clause 7.2.2 below.
   7.2. On the Supplemental Closing Date, at 12.00 P.M., in the Bank's offices, the Seller shall transfer to the Buyer the Balance of the Sold Shares, as well as the Compensation Shares (if any) and the Surplus Shares (if the Bank exercises its right to sell them to the Buyer), in the manner set forth below:
   7.2.1. Should the Seller give notice of his selection of the First Option, the Seller shall deliver to the buyer a transfer deed or deeds signed by the Seller relating: (i) to the First
          Option Shares, i.e. 1,500,001 shares of the Class A Stock; and
          (ii) to the Compensation Shares, if the Seller received the Additional Shares and/or the Options for the Additional Shares in the framework of the Procedure of Equalization of Rights, as set forth in Clause 5.4.1 above.
          Furthermore, the Seller shall deliver to the Buyer all other documents required on its part to register these shares and/or options in the name and ownership of the Buyer in Ampal's Register of Shareholders.
          Should the Seller receive monetary compensation in the frame-work of the Procedure of Equalization of Rights, the Seller shall transfer to the Buyer the Buyer's Share in the Monetary Compensation.
   7.2.2. Simultaneously and against execution of the aforesaid in sub clause 7.2.1 above and Clauses 7.3 and 7.4 below, the Buyer's legal counsel shall confirm to the Bank that the Seller has transferred to the Buyer the Balance of the Sold Shares, and this document shall serve for the purpose of releasing the Deposit Amount and its proceeds transferring them to the Seller.
   7.2.3. Should the Seller notify of its selection of the Second Op-tion, the Seller shall deliver to the Buyer a share transfer deed or deeds duly signed by the Seller relating to the Second Option Shares, i.e. 1,500,001 shares of the Common Stock. Furthermore, the Seller shall deliver to the Buyer all the other documents required on its part to register these shares in the name and ownership of the Buyer in Ampal's Register of Shareholders.
   7.2.4. Simultaneously and against execution of the aforesaid in subclause 7.2.3 above, and in Clauses 7.3 and 7.4 below, the Buyer's legal counsel shall confirm to the Bank that the Seller has transferred to the Buyer the Balance of the Sold Shares, and this document shall serve for the purpose of releasing the Deposit Amount and the benefits thereof and transferring them to the Seller; and the Buyer shall pay the Seller the Additional Consideration, by crediting the Seller's account with the amount of the Additional Consideration.
   7.2.5. Should the Seller exercise the option given to it to sell to the Buyer the Surplus Shares as aforesaid in Clause 5.4.2 above, the Seller shall deliver to the Buyer a share transfer deed or deeds duly signed by the Seller relating to the Sur-plus Shares.
          Furthermore, the Seller shall deliver to the Buyer all the other documents required on its part to register these shares in the name and ownership of the Buyer in Ampal's Register of Shareholders.
   7.2.6. Simultaneously and against execution of the aforesaid in subclause 7.2.5 above, and in Clauses 7.3 and 7.4 below, the Buyer shall pay the Surplus Shares Consideration to the Sell-er, by crediting the Seller's account with this amount.
   7.3. The Ampal shares of all classes transferred by the Seller to the Buyer on the Closing Date and the Supplemental Closing Date shall be Paid and Free Shares at the time of transfer. The Options for the Additional Shares which the Seller will transfer to the Buyer (if it will transfer them) will be paid options (exclusive of the amount paid in exercising the option, if such an amount is payable) clear and free of any debt, lien, encumbrance or other third party right.
   7.4. Without derogating from the aforesaid, the Seller and the Buyer undertake to sign and deliver to each other and/or to Ampal (as the case may be) all documents required, and shall do whatever is neces-sary on their part in order to validate all transfers of shares
   (and/or options) as set forth in this Clause 7, and to register them lawfully in Ampal's Register of Shareholders.
   7.5. The Seller is aware that the Buyer intends to pledge all or part of the Sold Shares to a banking institution in Israel or Europe, in order to secure a loan which the Buyer will use to finance the purchase of the Sold Shares. The Seller will assist the Buyer and will use its best efforts to the extent Legal and Permitted, so that Ampal will assist the Buyer, to facilitate the pledge of the Base
   Shares on the Closing Date and the pledge of the Balance of the Sold Shares at the Supplemental Closing Date. For the removal of doubt, it is clarified that failure to obtain the above loan will not release the Buyer from its obligations hereunder.
   7.6. Notwithstanding Sub-clause 5.2.1 and Clause 7.1 above, the Seller will be entitled to postpone the transfer of that part of the Base Shares, as decided by the Seller, until the Supplemental Closing
   Date, provided that it will notify the Buyer, by written notice, which the Buyer will receive at least seven days before the Closing Date. In that event, the following provisions shall apply:
   7.6.1. The Seller will transfer to the Buyer, on the Closing Date, any amount of shares of the Class A Stock of the Base Shares as the Seller shall decide, for which the Buyer will pay to the Seller a proportional part of the Consideration, calculat-ed according to the share price, multiplied by the amount of shares transferred.
   7.6.2. The balance of the Base Shares will be transferred by the Seller to the Buyer on the Supplemental Closing Date, together with the First Option Shares or the Second Option Shares, as the case may be, against payment of the balance of the Consid-eration, or, if the Seller has chosen the Second Option, against payment of the balance of the Consideration and the Additional Consideration.
   7.6.3. The Bank Guarantee will be reduced to an amount equivalent to 10% of the Consideration and will continue to remain in full force until 7 days after the Supplemental Closing Date, in order to secure payment of the balance of the Consideration, against performance of the Seller's undertakings on that date. The Bank may foreclose on the Guarantee if the Buyer does not pay what is due from it to the Seller on the Supplemental
          Closing Date.
   7.6.4. In the case of transfer of part of the Base Shares, according to this clause, the provisions of this Agreement will apply, including Clauses 8 and 9 below, as if the Seller transferred to the Buyer all the Base Shares on the Closing Date. The provisions of Clauses 7.1 to 7.5 above, will apply mutatis mutandis and subject to the provisions of this Clause 7.6.

   8. THE SELLER'S UNDERTAKINGS FROM THE DATE OF SIGNATURE HEREOF UNTIL THE CLOSING DATE
   In the period between the signature hereof until the Closing Date, the Seller undertakes:
   8.1. To do the best it can, to the extent Legal and Permitted, so that a person whose name is stipulated by the Buyer shall be entitled to participate, as observer on behalf of the Buyer (herein - the "OB-SERVER"), in all meetings of Ampal's board of directors and in all meetings of Ampal's board committees that shall take place after signature hereof. The Observer shall have no voting rights, however, to the extent Legal and Permitted, he shall be entitled to review any document of Ampal which a director has the right to review and to request any information that a director has the right to request in connection with Ampal's business affairs.
   8.2. To vote at Ampal's general meetings in the following manner:
   8.2.1. To oppose any change in Ampal's documents of incorporation which is not required for the purposes of the Procedure of Equalization of Rights or the Procedure of Waiving the Weight-ed Voting Rights.
   8.2.2. To oppose adoption of any resolution at Ampal's shareholder meeting which might prejudice the Buyers' rights as provided in this Agreement.
   8.3. To the extent Legal and Permitted, to do the best it can to act in accordance with the provisions of Clauses 8.1 and 8.2 above, mutatis mutandis and, to the extent possible, with respect to Ampal's subsid-iaries as well, and to the extent possible, with respect to Ophir
   Holdings Ltd. and Moria Hotels Ltd. as well.
   8.4. To transfer to the Buyer, on the Closing Date, any dividend that shall be distributed with respect to the Sold Shares from the date of signature hereof until the Closing Date.
   8.5. To exercise, legitimately, its influence in Ampal and its institu-tions in order to ensure that no actions shall be taken or contracts executed in Ampal or by Ampal which might prejudice the Buyers' rights as established herein (such as issuance of Ampal's shares to a third party), or deviating from the ordinary course of business and to which the Buyers expressed their opposition within a reasonable period of time, all provided the matter is Legal and Permitted.
   8.6. To do the best it can, and to act in accordance with the aforesaid in Clause 8.5 above, mutatis mutandis and to the extent possible, with respect to Ampal's subsidiaries as well, and to the extent possible, with respect to Ophir Holdings Ltd. and Moria Hotels Ltd. as well.
   8.7. The documents of incorporation of Ampal's subsidiaries do not confer on the Seller, by virtue of its holdings in Ampal, any special rights whatsoever, and the Seller is no party to any agreement made among the holders of the shares of any of Ampal's subsidiaries in their status as shareholders as aforesaid. But if it becomes clear, nevertheless, that the Seller directly has voting rights or rights to appoint managers in any of Ampal's subsidiaries, by virtue of its holdings in Ampal, the Seller shall act to assign such rights to Ampal or the Buyer, and if this is not possible, the Seller shall act to cancel them, as soon as possible after the Closing Date. The aforesaid in this Clause does not relate to voting rights and/or rights to appoint managers and/or any other rights available to or at the disposal of the Bank in any of the subsidiaries by virtue of the terms of any security and/or the exercise thereof.

   9. THE SELLER'S UNDERTAKINGS FROM THE CLOSING DATE UNTIL THE SUPPLEMENTAL CLOSING DATE
   In the period from the Closing Date until the Supplemental Closing Date the Seller undertakes:
   9.1. To do the best it can so that as soon as possible after the Closing Date, three persons recommended by the Buyer shall be appointed as members of the Ampal board of directors, and shall serve until the general meeting of Ampal's shareholders mentioned in Clause 9.2 below is convened.
   9.2. To do everything that is required and legal to cause, soon after completion of the Procedure of Equalization of Rights or the Proce-dure of Waiving the Weighted Voting Rights, that Ampal's board of directors shall recommend that the general meeting of Ampal's share-holders be convened, at any event no later than March 31, 1997, and shall vote therein on the election of a 13-member board of directors, as follows: three members of the Board shall be persons recommended by the Seller and all other members of the board shall be persons recommended by the Buyer.
   9.3. To do everything that is required and legal to cause, immediately after execution of the Procedure of Equalization of Rights or the Procedure of Waiving the Weighted Voting Rights and until the general meeting mentioned in Clause 9.2 above is convened, the appointment of additional directors to Ampal's board of directors who shall be persons recommended by the Buyer, and they shall serve until the general meeting adopts the resolution mentioned in Clause 9.2 above, in such a manner that the total number of directors recommended by the Buyer shall exceed those recommended by the Seller.
   9.4. To the extent Legal and Permitted, to use its best efforts so that, on the Closing Date or soon thereafter, the directors appointed by Ampal in companies whose shares are held by Ampal (herein - the "HELD COMPANIES") who are employees of or recommended by the Seller, shall be replaced by directors recommended by the Buyer and the Seller, pro rata to the Seller's and Buyer's holdings in Ampal (such proportion-ate holdings as after the date of the Supplemental Closing and based on the assumption that the Procedure of Equalization of Rights took place), and in such manner that the number of directors recommended by the Buyer shall exceed the number of directors who are employed or recommended by the Bank by at least one. For the removal of doubt it is clarified that in light of the amendment of the provisions of the Banking Law (Amendment No. 11), pursuant to which the Bank shall no longer have the right from a certain date to appoint directors from among those employed or recommended by it in the Held Companies, the Seller shall have no objection that from that date onwards all directors whose appointment is recommended by Ampal shall be those recommended by the Buyer.
   For the removal of doubt it is clarified that Ampal employees serving as directors in Held Companies shall not be deemed, for the purposes of this Clause, as directors whose appointment was recommended by the Bank.
   9.5. To do the best it can so that no changes shall occur in the duration and terms of employment and service of members of Ampal's board of directors and its senior executives, as that term is defined in the Companies Ordinance [New Version] - 1983, except with the Buyer's written consent.
   9.6. So long as no general meeting has been held in Ampal as mentioned in Clause 9.2 above, to do everything that is required and legal to cause that no Substantial Resolution, as defined below, shall be brought up for discussion by the Seller or adopted by Ampal's board of directors, without prior coordination, consultation and consent among the directors recommended by the Seller and those recommended by the Buyer, all provided that the matter is Legal and Permitted.
   A "SUBSTANTIAL RESOLUTION" means - a resolution that might prejudice, directly or indirectly, the rights acquired by the Buyers hereunder, being a resolution or undertaking by Ampal deviating from the ordi-nary course of Ampal's business, or investment in or sale of Ampal's property at a price of $3,000,000 (three million Dollars) or more.
   9.7. For the removal of doubt it is clarified that the fulfillment of the undertakings in Clause 9.2 and 9.6 is conditioned upon the Buyer assisting the Seller, to the best of its ability, to fulfill its obligations and exercising its voting power in Ampal accordingly.
   9.8. Not to sell or to assign in any other way and not to encumber all or some of the shares of Common Stock. For the removal of doubt it is clarified that exercise of the Second Option or changes occurring in the rights of the shares of Common Stock as a result of the Procedure of Equalization of Rights or of the Procedure of Waiving the Weighted Voting Rights, as provided herein, shall not be considered a viola-tion of this undertaking.
   9.9. To transfer to the Buyer on the Supplemental Closing Date any divi-dend that shall be distributed with respect to the Balance of the Sold Shares from the Closing Date to the Supplemental Closing Date.
   9.10. The parties recognize the fact that 'State or Municipal Taxes' as defined below, applies to the Seller. Therefore the Seller undertakes to bear any 'State or Municipal Taxes', if any are applicable, with respect to (i) the transfer of the Sold Shares to the Buyer pursuant to the provisions hereof; and/or (ii) transfers of the Seller's Additional Shares in Ampal to the Buyer, including by virtue of the Buyer's exercise of the right of first refusal or by virtue of the Seller's exercise of an option as provided herein, or otherwise. (Any transfer pursuant to Sub-clause (i) and/or (ii) shall be called in this Clause below - the "Transfer").
   "STATE OR MUNICIPAL TAXES" means - New York State Real Property
   Transfer Gains Tax or New York State Real Estate Transfer Tax or New York City Real Property Transfer Tax.
   The Seller undertakes to indemnify the Buyer for any loss, damage or expenses, including interest and fines, caused to the Seller as a result of any demand claim by the tax authorities to pay State or Municipal Taxes due with respect to the Transfer, including, and without derogating from the generality of the aforesaid, amounts which the Buyer shall pay by way of a compromise, reasonable expenses which the Buyer shall incur in order to defend against any claim or demand (including reasonable legal costs and lawyers' fees). The
   Buyer shall transfer to the Seller a copy of any such claim or demand, immediately upon receipt thereof. If the claim or demand is addressed to the Seller and not to the Buyer, the Buyer shall respond positively to any reasonable request by the Seller to assist it in defending against the claim or demand, provided the Seller shall pay instead of the Buyer or shall refund to the Buyer any expenses that may be involved therein.
   For the removal of doubt it is clarified that the term the "Buyer" in this clause with respect to New York State Real Property Transfer
   Gains Tax also includes whoever is affiliated with the Buyer from whom the tax authorities may demand payment of the above tax.

   10. THE BUYER'S UNDERTAKINGS FROM THE CLOSING DATE UNTIL THE SUPPLEMENTAL CLOSING DATE.
   10.1. The Buyer is aware that so long as the Seller has not selected the Second Option, or so long as the Supplemental Closing Date is not yet due, whichever is earlier, the Seller reserves the right: (i) to initiate a Procedure of Equalization of Rights, in the framework of which the Seller may receive the Compensation, or (ii) to initiate a Procedure of Waiving the Weighted Voting
   Rights, if the range of the rates of compensation determined as fair by the investments bank selected by Ampal (herein - the "INVESTMENT BANK") or the ratio of conversion of the shares of the Common Stock to shares of the Class A Stock determined by it as fair shall not be acceptable to the Seller, or for any other reason.
   In any of the above cases the Buyer undertakes, upon the Seller's written demand, which must reach the Buyer three busi-ness days before the vote, to support any proposed resolution initiated by the Seller in the context of the Procedure of Equalization of Rights, whatever the rate of the Compensation, provided that the Compensation (if compensation is recommended) does not deviate from the range of the Compensation determined as fair by the Investment Bank; or to support the Procedure of Waiving the Weighted Voting Rights, whether by voting at a meeting of Ampal's shareholders (general meetings or meetings of shareholders of a certain class) or in any other way; all pro-vided the matter is Legal and Permitted.
   10.2. The Buyer has agreed to support the Procedure of Equalization of Rights, if it is required to do so as provided in Clause 10.1, above based on the Buyer's and the Seller's mutual opinion and assumption that execution of the Procedure of Equalization of Rights or the Procedure of Waiving the Weighted Voting Rights is for the benefit of Ampal and its shareholders, and that no financial damage will be caused to the Buyer as a result of such support at the Seller's request, neither before nor after the support. The parties agree that if, nevertheless, financial damage is caused to the Buyer, the Seller shall indemnify the Buyer for any financial obligation with which the Buyer may be charged under any court judgment.
   10.3. It is agreed between the parties that any breach of the Buyer's undertaking in Clause 10.1 shall constitute a fundamental viola-tion of the Agreement, without reflecting in any way to the classification of violation of other undertakings.
   11. THE SELLER'S AND THE BUYER'S UNDERTAKINGS FROM THE SUPPLEMENTAL CLOSING DATE.
   11.1. The Buyer and the Seller shall act towards each other honestly and fairly.
   11.2. So long as the Bank holds, directly or indirectly, shares in Ampal, conferring on it as least 19.5% of the voting rights in Ampal (herein - the "MINIMUM HOLDING"), the Buyer undertakes, subject to the matter being Legal and Permitted, as follows:
   11.2.1. To do the best it can so that the directors elected by Ampal's general meeting shall include directors recommended by the Seller, whose number out of the total number of directors shall not exceed the Seller's proportional share in the voting rights in Ampal at that time, and shall be close as possible to that number.
             For the removal of doubt it is clarified that so long as 13 directors serve on the Company's board of directors, and the balance of the Seller's Shares in Ampal confers on the Seller 25% of the voting rights in Ampal, the number of directors recommended by the Seller shall not exceed three.
             If the Seller shall be entitled to recommend the appoint-ment of more than three directors (as a result of the increase in the total number of members of the board), all other directors recommended by the seller (above the three) shall be such as are not deemed to be 'Israeli Residents' as that term is defined in the Income Tax Ordinance [New
             Version] - 1961 (herein - "NON-ISRAELI").
             Notwithstanding the aforesaid in Clause 11.2 above, the provisions of this Clause 11.2.1 shall apply even if the rate of the Bank's holdings shall decline to below the Minimum Holding, provided it is no less than 8-1/3% (eight and one-third percent).
   11.2.2. To do the best it can so that Ampal shall not knowingly perform any act or execute any transactions which might in all likelihood lead the Bank to breach any Law or to commit an offense under any Law, or that will cause or in all probability cause 'Significant Damage to the Bank' as that term is defined below, and if such act was performed or transaction executed the Buyer shall do its best in order to restore the situation to its previous condition as far as possible. This undertaking shall not apply in a case where Ampal, under the provisions of any Law, is obligated to perform the act or execute the transaction, as well as in the case where failure to perform the act or execute the transaction might cause serious damage to Ampal ("Damage" in this context does not include loss of profit).
             "SIGNIFICANT DAMAGE TO THE BANK" - detrimental to the
             Bank's ability to operate as a bank in the U.S. and/or to continue to hold in Ampal the maximum quantity of holdings permitted under U.S. law and/or the Banking Law.
   11.2.3. If, as a result of the execution of the Procedure of Waiv-ing the Weighted Voting Rights, the rights of the shares of Common Stock are not equalized, with respect to distribu-tion of dividend, to the rights of the Class A shares, and the authority to adopt a certain resolution with respect to distribution of the Additional Dividend, while preserving the Weighted Voting Rights of the Common Stock, as set forth in Clause 2.1 above (in the definition of the term
             "the Procedure for Waiving the Weighted Voting Rights") is not transferred to Ampal's general meeting, the Buyer shall support the distribution of the Additional Dividend provid-ed the rate of the Additional Dividend received by the Common Stock shall be identical to the rate of dividend received by the Class A Stock.
   11.2.4. If a motion is brought before Ampal's board of directors to resolve that Ampal shares shall be issued to the Buyer or to any third party in a private placement, and as a result of such issuance the rate of the Seller's holdings in Ampal's share capital is diluted, and the Seller objects to such issuance, the Buyer shall do its best efforts so that the Seller shall have the right to purchase, in the framework of the said private placement and on the same terms, shares in Ampal in such quantity as shall cause the rate of the Seller's holdings in Ampal's shares to be the same rate as it was before the private placement.
   11.2.5. To the extent that the Banking Law enables or shall enable the Seller, expressly, to protect certain interests (such as, for instance, the right to prevent the adoption of certain resolutions in a corporation, as set forth in
             Section 1(7)(2) of the Banking Law (Licensing) (Amendment
             No. 11) - 1996, or the right to appoint directors as a number not exceeding one quarter of the directors until December 31, 1999 and one fifth of the directors commencing on January 1, 2000, subject to the content of Clause 11.2.1 hereof), the Buyer undertakes to do its best efforts to ensure the protection of such interests. Without derogat-ing from this undertaking, the Seller and the Buyer shall act together in order to establish these rights in Ampal's documents of incorporation, in such a way as to confer such rights, expressly, on the Bank and the Buyer, so long as either of them holds, directly and/or indirectly, 20% at least of the voting rights in Ampal.
   11.3. Should the rate of the Seller's holdings become less than the Minimum Holding (herein - the "EVENT") not due to sale or trans-fer of shares by the Seller, the Seller shall notify the Buyer thereof in a written notice that shall reach the Buyer no later than thirty business days after the Event became known to the Seller (herein - the "NOTICE OF THE EVENT"). Should the Seller state in the Notice of the Event the date on which it learned of the Event and that it intends to complete, within six (6) months from the date the Event became known to the Seller, the rate of its holdings in Ampal up to the rate of the Minimum Holding as above, the Seller's undertakings in Clause 11.2 above shall continue to be in effect for the above period of six (6) months.
   Should the Notice of the Event not reach the Buyer by the above date, or should the Seller not state in the Notice of the Event that it intends to complete its holdings as aforesaid, or should the Seller not complete its holdings during the above period, the Seller's above undertakings shall be cancelled.
   For the removal of doubt it is clarified that if the ratio of the Seller's holdings in Ampal becomes less than the Minimum
   Holding as a result of the transfer or sale of shares by the Seller, the Seller shall no longer be entitled to the defense rights granted to it in the case of such holding as mentioned above, even if it subsequently bought Additional Shares in Ampal which raised the ratio of its holdings above the Minimum Holding.
   11.4. For the removal of doubt it is clarified that the effect of all or each of the undertakings in Clause 11.2 is conditioned on (i) that no damage shall be caused to the legitimate rights and interests of the Buyer or the Shareholders due to the fulfill-ment of the undertakings; (ii) the Seller shall bear any finan-cial damage caused to the Buyer and/or Ampal as a result there-of, for which the Buyer or Ampal shall be charged under any judgment before or after fulfillment of the undertakings; and
   (iii) that the Seller shall assist the Buyer to fulfill its undertakings and shall exercise its voting power in Ampal ac-cordingly. Thus, for instance, the Buyer's undertaking in Clause 11.2.1 above shall apply only if the Seller supports the appointment of directors recommended by the Buyer.
   For the removal of doubt it is clarified that the aforesaid in Sub-clause (i) shall not apply in the case of any violation of the legitimate rights of the Buyer or the Shareholders (includ-ing a right which has financial significance) which they have relinquished hereunder.
   11.5. Notwithstanding the aforesaid in Clause 11.2.1 above which limits the number of directors the appointment of which the Seller has the right to recommend in such a way that they shall not exceed the ratio of the Seller's pro rata share in the voting rights in Ampal at that time, it is agreed that if the following three conditions are fulfilled cumulatively:
             (i) the result obtained from computing the number of directors which the Seller is entitled to recommend as above, pro rata to its voting rights in Ampal, is a whole number and a fraction; and
             (ii) the Seller's pro rata share in the voting rights in Ampal is 19.5% or more; and
             (iii) the Banking Law at that time shall permit the Seller to appoint directors in a number exceeding its pro rata share in the voting rights in Ampal;
   then the fraction obtained as result of the computation in (i) above shall be rounded upward, provided that the number of directors which the Seller shall have the right to recommend does not in any event exceed 25% of the number of members of the board or the maximum rate permitted to the Seller under the Banking Law, whichever is lower, and that the director which the Seller shall be entitled to recommend as a result of the rounding upward of the fraction shall be a Non-Israeli.
   11.6. Should a resolution be adopted in Ampal concerning the distribution of the Additional Dividend, as a result of which the holders of each share of the Common Stock shall not receive dividend at a rate identical to that received by the holders of shares of the Class A Stock, and the Buyer supported the resolution in violation of the undertaking set forth in Clause 11.2.3 above, the Buyer shall indemnify the Seller in an amount equal to that percentage of the dividend, 'after tax', as that term is defined below, which the Seller did not receive due to the said violation (herein - the "AMOUNT OF THE DIVIDEND SHORTFALL"). Such percentage shall be calculated by multiplying the Amount of the Dividend
   Shortfall by the ratio of the Class A Stock held by the Buyer to the total number of the Class A Stock issued by Ampal. "AFTER TAX" for the purpose of this Clause means - after the effective tax which shall be borne by the Buyer with respect to the amount of the Dividend Shortfall (gross) it received, taking account of any tax credit or tax reduction it received with respect thereto.
   11.7. If, as a result of execution of the Procedure of Equalization of Rights or Procedure of Waiving the Weighted Voting Rights the Common Stock shall remain in the possession of the Seller which shall be deemed a separate class of shares for the purpose of taking decisions requiring approval of meetings for each class of shares separately (herein - "Class
   Meetings"), then in order to avoid a situation in which the ability of Ampal to take decisions requiring the approval of Class Meetings shall be limited and dependent on obtaining the Seller's approval as owner of the shares of the Common
   Stock, the Seller undertakes as follows:
   11.7.1. To do its best so that, for the purposes of resolutions re-quiring a vote of each class of shares separately, the Common Stock shall not be deemed a separate class of shares but as voting together with the Class A Stock at a general meeting of Ampal's shareholders (as set forth in Ampal's incorporation documents with respect to resolutions not requiring the approval of meetings of holders of each class of shares separately) and at Class Meetings of the Class A Stock, with each share of the Common Stock having one vote just as a share of the Class A Stock, and it if becomes apparent that this is impossible, to do the best it can in order to achieve the same result in another way.
   11.7.2. So long as the Seller has not succeeded in executing the aforesaid in Section 11.7.1 above, the Seller undertakes that in Class Meetings of the Common Stock it shall vote for adopting a resolution identical to those adopted at Class Meetings of the Class A Stock.
   11.7.3. Furthermore, and without derogating from the provisions of Clauses 12 and 13 below, the Seller undertakes that it shall not sell or transfer the Common Stock in any other way but to the Buyer, at the Share Price (as defined). If the Buyer shall not want to purchase the Common Stock as provided in this Clause or in the framework of exercising the right of first refusal, the Seller shall have the right to sell the shares of the Common Stock to another purchaser, provided the other purchaser takes upon himself the Seller's under-takings in this Clause 11.7 and also undertakes to impose the same obligations on anyone to whom he shall transfer the above Common Stock, and so on, provided the purchaser and his replacements shall agree to the contents of Clause
               11.8 below.
   11.8. Should the Buyer initiate a Procedure of Equalization of Rights with respect to all shares of the Common Stock, after purchasing the Shares of the Second Option, i.e. 1,500,001 shares of the Common Stock, with the preferential rights they confer, the Seller undertakes, upon the Buyer's written demand, to support any proposed resolution initiated by the Buyer in the framework of the Procedure of Equalization of Rights, provided the Compensation, if any is recommended, shall not exceed such compensation determined as fair by the Investment Bank; all this whether by way of voting at a meeting of Ampal's shareholders (general meetings or meetings of shareholders of a certain class) or in any other way, provided the matter is Legal and Permitted. In the event
   Compensation is received due to the Procedure of Equalization of Rights initiated by the Buyer for all the shares of Common
   Stock, the Buyer shall be entitled to all of the Compensation given to all holders of all the shares of Common Stock not-withstanding the fact that it was the owner of only 1,500,001 shares of the Common Stock.
   Both the Buyer and the Seller are of the opinion that the Buyer's execution of the Procedure of Equalization of Rights is also for the benefit of Ampal and its shareholders, and the Seller agreed to support the Procedure of Equalization of Rights on the basis of the opinion and assumption, to which both the Seller and Buyer ascribe, that no financial damage shall be caused to the Seller as a result of such support at the Buyer's demand, whether before or after the support, and that if, notwithstanding the above, any financial damage is caused to the Seller, the Buyer shall indemnify the Seller for any amount which the Seller may be charged under any judgment. For the removal of doubt it is clarified that giving the Buyer full Compensation with respect to the shares of the Common Stock, as well as the implications that the Procedure of Equalization of Rights may have on the Seller's rights in Ampal, shall not be considered damage caused to the Seller due to the Procedure of Equalization of Rights, provided the Procedure of Equalization of Rights shall relate to all shares of the Common Stock.
   11.9. The Seller and the Buyer undertake to cause that their representatives shall be present at Ampal's general meetings by virtue of all the shares held by them, in order to prevent a situation of the absence of a legal quorum at such meetings.
   11.10. The Seller's undertaking in Clause 9.10 above shall apply to the Seller even after the Supplemental Closing Date.

   12.  RIGHT OF FIRST REFUSAL NO. 1
   12.1. The Seller hereby grants the Buyer the right to purchase from the Seller, on the terms set forth in this Clause 12, part of the Balance of the Seller's Shares in Ampal which the Seller shall wish to sell in order to reduce its holdings in Ampal's shares to a ratio of 20% (in this Clause - the "OFFERED
   SHARES").
   12.2. Should the Seller wish to sell the Offered Shares, all at once or in parts, the following provisions shall apply to each such sale:
      12.2.1. Should there be a purchaser (in this Clause - the "PURCHASER") who is willing to purchase all or part of the Offered Shares, as the case may be, the Seller shall furnish to the Buyer, before executing the sale to the Purchaser, a written notice (in this Clause - the "NOTICE
               OF SALE") setting forth the name and address of the Purchaser, and the number and class of the Offered Shares which the Seller is prepared to sell and which the Purchaser is prepared to buy, and the sale price in dollars which the Purchaser is prepared to pay for the Offered Shares immediately upon purchase thereof (in this Clause - the "SALE PRICE").
                  The Notice of Sale shall be in the text attached hereto as APPENDIX B.
      12.2.2. Should there be no Purchaser for the Offered Shares contem-plated by the Notice of Sale, the Seller shall state this in the Notice of Sale. In such case the "SALE PRICE" of the shares contemplated in the Notice of Sale shall be the average closing price of the share on AMEX during the seven trading days prior to the date of dispatch of the Notice of Sale.
      12.2.3. The Seller undertakes not to purchase and/or to create a demand for Ampal's shares in the 30 days prior to the Notice of Sale.
   12.3. Should the Notice of Sale be received by the Buyer, the Buyer shall have the right to purchase the shares specified in the Notice of Sale at the Sale Price stated in the Notice of Sale.
   Should the Buyer wish to purchase the shares specified in the Notice of Sale, it shall notify the Seller thereof by written notice (in this Clause - the "NOTICE OF ACCEPTANCE") which shall reach the Seller no later than 5:00 P.M. on the seventh business day after the day on which the Buyer has received the Notice of Sale.
   The Notice of Acceptance shall relate to all the shares offered in the Notice of Sale.
   12.4. Should the Buyer send the Seller a Notice of Acceptance which shall reach the Seller within the time established therefor in Clause 12.3 above (the date on which the Notice of Acceptance was received shall be called in this Clause - the "ACCEPTANCE
   DATE"), the Notice of Sale and the Notice of Acceptance shall be considered an offer and acceptance which are binding on both the Seller and the Buyer. The transfer of the shares contemplated in the Notice of Sale from the Seller to the Buyer, being Free and Clear, shall be carried out in the offices of the Bank, on the date of which the Seller shall notify the Buyer in writing, which shall be not before the seventh business day after the Acceptance Date and no later than 60 days after the Acceptance Date, and the provisions of Clause 7.4 hereof shall apply to this transfer, mutatis mutandis.
   12.5. Should the Buyer receive a Notice of Sale and the Seller not receive a Notice of Acceptance by the time stipulated therefor in Clause 12.3 above, the following provisions shall apply:
      12.5.1. In the first case, mentioned n Clause 12.2.1 above, the Seller shall have the right to sell to the Purchaser all the shares contemplated in the Notice of Sale, provided that a sale agreement is signed no later than 3 months from receipt of the Notice of Sale by the Buyer, at a price which shall be no less than the Sale Price.
      12.5.2.  In the second case, mentioned in Clause 12.2.2 above, the
               Seller shall have the right to sell all the shares
               contemplated in the Notice of Sale in the framework of trade on a stock exchange, whether all at once or in stages, provided that such sale shall be completed no later than 6 months from receipt of the Buyer's receipt of the Notice of Sale, at a price which shall be no less than 95% of the Sale Price.
   12.6.  The Buyer's rights under this Clause 12 shall not apply:
      12.6.1. With respect to (i) a sale or transfer of the Seller's Shares in Ampal, to which this Clause 12 refers, to the Bank and/or a subsidiary of the Bank; and (ii) with respect to the sale of the Bank's shares in Atad to a subsidiary of the Bank in which the Bank holds, directly or indirectly, 75% at least of its share capital; provided that in both the above cases the transferee takes upon itself, with respect to the shares transferred to it, all of the Seller's undertakings herein, without releasing the Seller from its obligations. The Seller and the transferee shall be jointly and severally liable vis-a-vis the Buyers. The Seller shall send the Buyer a copy of this Agreement duly signed by the transferee.
      12.6.2. In the case where the Seller shall have to sell the Offered Shares to which this Clause 12 refers (including by way of sale of the Bank's shares in Atad), in a sale enforced on the Bank as a result of an action or transactions by Ampal as in Clause 11.2.2 above.
   12.7. For the removal of doubt it is clarified that subject to the contents of Clauses 12.6.1(ii) and 12.6.2 above, the contents of this Clause 12 shall also apply to the sale of the Bank's shares in Atad, constituting, indirectly, a sale of all or part of the Balance of the Seller's Shares in Ampal. In such case, the Seller undertakes, before the sale, to cause Atad to offer to the Buyer to purchase part of its shares in Ampal, in accordance with the provisions of this Clause 12.
   This part shall be such as to bring the Buyer to a situation wherein it would have been if the Seller had offered for sale the shares in Ampal held by Atad and not the shares in Atad held by the Bank .
   12.8. The "Purchaser" in this Clause means - a purchaser, who is not a subsidiary of the Seller, in good faith and for monetary consideration.

   13.  RIGHT OF FIRST REFUSAL NO. 2
   13.1. The Seller hereby gives the Buyer the right to purchase from the Seller out of the Balance of the Seller's Shares in Ampal which the Seller shall wish to sell not on a stock exchange, after selling the shares to which Clause 12 above relates.
   This right of first refusal is given by the Seller to the Buyer on the terms set forth in this Clause 13.
   13.2. Should the Seller, after having already sold all the offered shares under Clause 12 above, wish to sell additional shares in Ampal, whether all at once or in parts, and the Seller has a purchaser (in this Clause - the "PURCHASER") who is prepared to purchase the quantity and class of shares which the Seller wishes to sell at that time (in this Clause - the "OFFERED
   QUANTITY"), the Seller shall furnish to the Buyer, before executing the sale to the Purchaser, a notice of sale as in Clause 12.2 above and in the text as in APPENDIX C (in this Clause -- the "NOTICE OF SALE"), stating whether it is offering to the Buyer to purchase all the Offered Quantity or only half thereof (the quantity of shares offered to the Buyer by the Seller shall be called in this Clause - the "OFFERED SHARES").
   13.3. Should the Notice of Sale be received by the Buyer, the Buyer shall have the right to purchase the Offered Shares at the price stated in the Notice of Sale (in this Clause - the "SALE PRICE"). Should the Buyer wish to purchase the Offered
   Shares, it shall notify the Seller thereof in a written notice (in this Clause - the "NOTICE OF ACCEPTANCE") which shall reach the Seller no later than 5:00 P.M. on the seventh business day after the day on which the Buyer received the Notice of Sale. The Notice of Acceptance must relate to all of the offered Shares.
   13.4. Should the Buyer send the Seller a Notice of Acceptance which shall reach the Seller within the time established therefor in Clause 13.3 above (the date on which the Notice of Acceptance reached the Seller shall be called in this Clause - the "ACCEPTANCE DATE"), the Notice of Sale and the Notice of Acceptance shall be considered an offer and acceptance which are binding on both the Seller and the Buyer. The transfer of the Offered Shares from the Seller to the Buyer, being Free and Clear, shall be done in the offices of the Bank, on the date of which the Seller shall notify the Buyer in writing, which shall be not before the seventh business day after the Acceptance Date and shall be no later than 60 days after the Acceptance Date and the provisions of Clause 7.4 hereof shall apply to this transfer, mutatis mutandis.
   13.5. Should the Buyer receive the Notice of Sale and the Seller shall not receive a Notice of Acceptance by the date established therefor in Clause 13.3 above, the Seller shall have the right to sell to the Purchaser all the Offered
   Shares, provided a binding sale agreement is signed no later than 3 months from the Buyer's receipt of the Notice of Sale, and at the Sale Price stated in the Notice of Sale. For the removal of doubt it is clarified that, if in the Notice of Sale the Purchaser has been offered half the shares which the Seller wished to sell at that time, the Seller is entitled to sell the Purchaser the second half, whether or not the Buyer has sent a Notice of Acceptance.
   13.6.     The Buyer's rights under this Clause 13 shall not apply:
      13.6.1. With respect to (i) a sale or transfer of the Seller's Shares in Ampal, to which this Clause 13 refers, to the Bank and/or a subsidiary of the Bank; and (ii) with respect to the sale of the Bank's shares in Atad to a subsidiary of the Bank in which the Bank holds, directly or indirectly, 75% at least of its share capital; provided that in both the above cases the transferee takes upon itself, with respect to the shares transferred to it, all of the Seller's undertakings herein, without releasing the Seller from its obligations. The Seller and the transferee shall be jointly and severally liable vis-a-vis the Buyers. The Seller shall send the Buyer a copy of this Agreement duly signed by the transferee.
      13.6.2. In the case where the Seller shall have to sell the Balance of the Seller's Shares in Ampal, or the Bank's shares in Atad, to which this Clause 13 refers, in a sale enforced on the Bank by law as a result of an action or transactions by Ampal as in Clause 11.2.2 above.
   13.7. For the removal of doubt it is clarified that subject to the contents of Clauses 13.6.1(ii) and 13.6.2 above, the contents of this Clause 13 shall also apply to the sale of the Bank's shares in Atad, constituting, indirectly, a sale of all or part of the Balance of the Seller's Shares in Ampal. In such case, the Seller undertakes, before the sale, to cause Atad to offer to the Buyer to purchase part of its shares in Ampal, in accordance with the provisions of this Clause 13. This part shall be such as to bring the Buyer to a situation wherein it would have been if the Seller had offered for sale the shares in Ampal held by Atad and not the shares in Atad held by the Bank.
   13.8. The "Purchaser" in this Clause means - a purchaser, who is not a subsidiary of the Seller, in good faith and for monetary consideration.

   14.  RIGHT OF FIRST REFUSAL NO. 3 WITH RESPECT TO SALE ON A STOCK EXCHANGE
   14.1. The Seller hereby gives the Buyer the right to purchase from the Seller, in a sale not on a stock exchange, such number of shares of Class A Stock in a quantity equal to those which the Seller shall sell from time to time on a stock exchange, after selling the shares referred to in Clause 12 above. Such sale to the Buyer shall be on the terms set forth in this Clause 14. For the removal of doubt it is clarified that the Seller shall have the right to sell its shares in Ampal on a stock exchange as provided in this Clause only after it has sold all the shares to which Clause 12 above refers, and as provided in Clause 12.
   14.2.  Should the Seller sell the Shares in its possession on AMEX
   (or on any other stock exchange if these shares are listed for trade on other stock exchanges, whether inside or outside the U.S.), it shall give the Buyer a written notice with respect thereto within seven business days after the date on which the shares were sold (in this Clause - the "NOTICE OF
   SALE"). In the Notice of Sale the Seller shall state the date on which the shares were sold and the quantity of shares sold.
   14.3. Should a Notice of Sale be received by the Buyer, the Buyer shall be entitled to notify the Seller in writing (in this Clause - the "BUYER'S NOTICE") which shall reach the Seller within three business days from the date of receipt of the Notice of Sale, that it is interested in purchasing from the Seller the quantity of shares stated in the Notice of Sale.
   14.4. Should the Buyer's Notice reach the Seller by the date specified in Clause 14.3 above, the Seller shall sell to the Buyer, in a sale not on a stock exchange, the quantity of shares stated in the Buyer's Notice, and the Buyer shall pay in consideration therefor the same price (per share) that the Seller obtained for the shares sold on a stock exchange.
   14.5. The Buyer's rights under this Clause 14 shall not apply in a case where the Seller has to sell the Shares referred to in this Clause 14 in a sale enforced on the Bank by law as the result of an action or transaction by Ampal as set forth in Clause 11.2.2 above.

   15.  RESTRICTION OF TRANSFER OF AMPAL'S SHARES BY THE BUYER
   15.1. The Buyer hereby undertakes not to transfer all or part of the Ampal shares in its possession except pursuant to an effective registration statement under the Securities Act while fulfilling the provisions of the State securities laws of the U.S., or in reliance on an exemption from such registration. Accordingly, on each share certificate of the Sold Shares, a clause shall appear referring to the above restrictions.
   15.2. The Buyer hereby undertakes that, before transferring any of its shares in Ampal, but no later than the day on which the Buyer delivers to Ampal the share certificates relating to the shares the Buyer wishes to transfer, the Buyer shall send to Ampal an opinion, satisfactory to Ampal, according to which the shares may be transferred without registration under the Securities Act. This opinion shall include a reasonably detailed description of the proposed transfer and the basis for the exemption from registration.
   15.3. A "transfer" for the purpose of this Clause 15 shall mean a sale as that term is defined in Section 2(3) of the Securities
   Act, and any transfer resulting from any kind of pledge or lien whatsoever. The Seller is aware that the Buyer intends to enter into a loan agreement for the purpose of financing the purchase of the Sold Shares, pursuant to which all or part of the Sold Shares shall serve as collateral for the repayment of the loan. The loan agreement shall be subject to the provisions of any relevant law, but shall not be subject to the provisions of Clauses 15.4 and 15.5 below.
   15.4. Without derogating from the aforesaid, the Buyer hereby undertakes not to sell or transfer or assign the rights with respect to any quantity whatsoever of the Sold Shares, until the Supplemental Closing Date, and in any case not before March 31, 1997.
   15.5. Without derogating from any provision hereof, and as long as the Seller holds the Minimum Holding in Ampal, the Buyer hereby undertakes not to sell and/or to transfer of its shares in Ampal such quantity of shares which shall confer on whoever purchases them (one buyer or a group of buyers with a cooperation agreement among them), whether alone or together with the Buyer (if there will be a cooperation agreement between them), more voting rights than those conferred to the Seller by virtue of its holdings in Ampal at that time, unless whoever buys Ampal's shares from the Buyer undertakes all of the Buyer's obligations to the Seller hereunder, and confirms this to the Seller in writing, but without releasing the Buyer and the Shareholders from their undertakings, to the extent Ampal Shares remain in the Buyer's possession and there is a cooperation agreement between it and the purchaser.

   16.  TAG ALONG
   16.1. In addition to, and without derogating from the Buyer's under-takings set forth in Clause 15 above, the Buyer hereby grants the Seller the right to participate in the Buyer's sale of shares of the Class A Stock of Ampal, in a transaction not on a stock exchange, on the terms set forth in this Clause
   16 below.
   16.2.  Should the Buyer wish to sell a block of shares of the Class
   A Stock out of its Ampal's shares, in a transaction not on a stock exchange, and the size of the block exceeds 2% of Ampal's Capital Base, and it has a purchaser (in this Clause
   - the "PURCHASER") who is prepared to purchase:
      (a) The amount of shares which the Buyer wishes to sell at that time (in this Clause - the "FIRST CASE"); or
      (b) The amount of shares which the Buyer wishes to sell at that time, and also, if that is the case, an additional amount of shares larger than the above amount which the Buyer wishes to sell (in this Clause - the "SECOND CASE");
   The Buyer shall furnish to the Seller, before executing the sale to the Purchaser, a written notice (in this Clause - the "NOTICE OF SALE") setting forth: (i) the name and address of the Purchaser; (ii) the price the Purchaser is prepared to pay per share (in this Clause - the "PRICE PER SHARE"); and
   (iii) if the First Case is relevant - the quantity of shares the Buyer wishes to sell and the Purchaser is prepared to purchase; or, if the Second Case is relevant - the amount of Shares the Buyer wishes to sell and the larger amount of shares which the Purchaser is prepared to purchase.
   The overall amount of shares stated in the Notice of Sale shall be called herein - the "BLOCK OF SHARES".
   For the removal of doubt it is clarified that if during a period of 3 consecutive months the Buyer sold in a sale not on a stock exchange, to one purchaser in a number of separate transactions, shares of the Class A Stock in Ampal out of the Sold Shares, the overall number of which exceeded 2% of Ampal's capital base, this shall be deemed one transactions to which the provisions of this Clause apply.
   16.3. The Seller shall have the right to participate in the Buyer's sale of the shares simultaneously with the Buyer's sale of the shares to the Purchaser, and on the same terms pursuant to which the shares are sold by the Buyer to a purchaser, to sell to the Purchaser a part of the Block of Shares which shall not exceed the 'Relative Share' thereof. "RELATIVE
   SHARE" in this Clause means - as the ratio of the overall number of shares of the Class A Stock and shares of the Common
   Stock held by the Seller at the time of sending the Notice of Sale to the overall number of shares of the Class A Stock and shares of the Common Stock held by the Seller and the Buyer at that time.
   16.4. Should the Seller wish to exercise its right and also sell to the Purchaser part of the Block of Shares, it shall notify the Buyer in writing (in this Clause - the "NOTICE OF PARTICIPA-
   TION"). In order for the Notice of Participation to take effect, it shall reach the Buyer no later than 5:00 P.M. on the seventh business day after the day on which the Seller received the Notice of Sale (herein - the "LAST DATE"); and it shall include the number of shares out of the Block of Shares which the Seller wishes to sell to the Purchaser, provided this quantity does not exceed the Relative Share of the Seller.
   16.5. Should the Notice of Participation reach the Buyer by the Last Date, the Notice of Sale and the Notice of Participation shall be considered an offer and acceptance binding both the Seller and the Buyer to sell to the Purchaser the Block of Shares, in such manner as each of them shall sell to the Purchaser the quantity of Shares it wanted and is entitled to sell, as in the Notice of Sale and the Notice of Particip-ation, and such terms pursuant to which the Buyer shall sell the Shares to the Purchaser shall apply to the sale.
   If in the Second Case, the number of shares which the Buyer wishes to sell to the Purchaser, together with the number of shares which the Seller wishes to sell to the Purchaser, does not amount to the whole Block of Shares, the Buyer and the Seller shall not be obligated to sell to the Purchaser the whole Block of Shares but only that quantity of Shares they had agreed to sell.
   16.6. Should the Seller receive a Notice of Sale, and no Notice of Participation reached the Buyer by the Last Date, the Buyer shall be entitled to sell to the Purchaser an amount of shares not exceeding the amount stated in the Notice of Sale as the amount it wishes to sell to the Purchaser, on the terms set forth in the Notice of Sale, provided that a binding sale agreement is signed no later than 3 months from the Last Date.
   16.7. The Seller's rights under this Clause 16 shall not apply to the sale of shares by the Buyer: (i) to all or some of the Shareholders; or (ii) to a 'Relative' (as defined below) of the Shareholders; or (iii) to a company (in this Clause - the "HELD COMPANY") in which all or some of the Shareholders and/or their Relatives hold 50% or more of the voting rights or rights to appoint directors or rights to profits, whether directly or indirectly (for instance, by means of companies in which they and/or their Relatives and/or some of them hold shares at a ratio conferring on them, serially, the overall rate of holdings required as aforesaid in the Held Company;
   or (iv) to an 'Affiliated Corporation' (as defined below), provided that in all three of the above cases the transferee shall take upon himself, with respect to the shares trans-ferred to him, all the undertakings of the Buyer hereunder, without releasing the Buyer and the Shareholders from their obligations. The Buyer, the Shareholders and the transferee shall be jointly and severally liable vis-a-vis the Seller.
   The Buyer shall send to the Seller a copy of that agreement signed by the transferee.
   "RELATIVE" means - spouse, parent, descendant, brother or sister and the spouses of each of these.
   "CONTROLLING INTEREST" means - a shareholding in a corporation, whether directly or indirectly, conferring on the holder 50% or more of the voting rights in the corporation or of the rights to appoint directors or the rights to profits.
   "AFFILIATED CORPORATION" means - a corporation in which the Buyer has a Controlling Interest or a corporation which has a Controlling Interest in the Buyer.
   16.8. The "Purchaser" in this Clause means - a purchaser in good faith and for monetary consideration.

   17.  REGISTRATION RIGHTS AGREEMENT
   It is hereby agreed that the Buyer and the Seller shall cooperate in order to achieve a registration rights agreement with Ampal which shall oblige Ampal to cooperate both with the Seller and with the Buyer, and to do whatever is required of Ampal under the law in order for each of the Buyer and the Seller to be able to offer Ampal's shares in their possession to the public, in the U.S. and/or in Israel (or anywhere else on which the Buyer or the Seller shall decide), pursuant to Ampal's prospectus, and which shall confer on both the Buyer and the Seller the right to participate in public offerings to be made by Ampal anywhere, and to offer in that context Ampal's shares in the possession of each of them as aforesaid.
   It is also agreed that if either the Buyer or the Seller shall offer for sale to the public Ampal's shares in their possession under a registration statement, and not according to a registration rights agreement, the other party shall have the right to participate in the sale as aforesaid with an identical or smaller number of shares at its choice.

   18.  PREREQUISITE CONDITIONS
   18.1. The sale of the Sold Shares to the Buyer hereunder depends on two cumulative prerequisite conditions (herein - the "PREREQUISITE CONDITIONS"), as follows:
      18.1.1. Submission of a notice of merger to the Restrictive Trade Practices Commissioner in Israel (herein - the "COMMISSION-ER") and obtaining his approval of a 'merger', as required in Section 19 of the Restrictive Trade Practices Law - 1988 (herein - the "RESTRICTIVE TRADE PRACTICES LAW"). The notice of merger shall be submitted by the Buyer and Ampal no later than 10 days from the date of signature hereof, while reserving the right to contend that the Restrictive
               Trade Practices Law does not apply to the transaction contemplated hereby. The Seller shall do everything in its power in order to ensure that Ampal shall comply with this timetable.
               For the removal of doubt it is clarified that in view of the contents of the end of Section 20(b) of the Restrictive
               Trade Practices Law, the Condition of this Clause shall be considered to have been fulfilled even in a case where the Commissioner does not notify the merging parties within 30 days from the date on which he received the notice of merger, as to whether or not he approves of the merger.
           18.1.2. Receipt of the permit from the Foreign Currency Controller for the purpose of executing the transaction contemplated hereby.
   18.2. Should all the Prerequisite Conditions not be fulfilled within 45 days from the date of signature hereof, this Agreement shall be null and void and no rights or obligations shall derive therefrom for any party whatsoever, and the parties shall have no claim or demand one from the other due to the termination of the Agreement.
   18.3. Notwithstanding the aforesaid in Clause 18.2 above, if the delay in fulfilling the Prerequisite Conditions derives from inquiries with the Commissioner or the Foreign Currency
   Controller, each party shall have the right to notify the other in writing of its wish to extend the time for fulfilling the Conditions by an additional 45 days (herein - the "ADDITIONAL PERIOD"), and the 45 day period mentioned in Clause 18. 2 shall be extended by an additional 45 days. In all of the above cases the parties shall do their best efforts (and the Seller shall cause that Ampal shall also do its best efforts) so that the Prerequisite Conditions are fulfilled. Until the end of the Additional Period each party has the right to notify the other party in writing of the extension of the Additional Period by a further 45 days.
   Should the Prerequisite Conditions not be fulfilled by the end of the Additional Period (which was extended according to the Buyer's notice or according to the Seller's notice, whichever is later), this Agreement shall be null and Void, and no rights or obligations shall derive therefrom for any party whatsoever, and the parties shall have no claim or demand one from the other due to the termination of the Agreement.
   18.4. Should this Agreement be terminated under this Clause, the Bank shall return to the Buyer the Bank Guarantee it delivered.

   19.  MISCELLANEOUS
   19.1. Each party shall do whatever is required of it in order to obtain all the approvals required on its part in order to exe-cute the transaction contemplated hereby, including the approval of the relevant institutions of the Seller, Ampal and the Buyer.
   For the removal of doubt it is clarified that the Seller shall see to obtaining all the approvals required, to the extent any are required, from Ampal. The parties shall cooperate to the extent required in order to obtain the approvals and permits to execute the transaction contemplated hereby.
   19.2. The parties hereby undertake, within the bounds of reason, to amend and adapt the structure of the transaction and the provi-sions of this Agreement to the extent required by the con-straints of the law in the U.S. and Israel in order to enable each party to comply with the provisions of any law without either of them incurring any damage.
   19.3. At the request of one of the parties, both parties shall support the initiative of either of them or its representatives on Ampal's board of directors the object of which is to cause Ampal to register its shares or any part thereof on the Tel Aviv Stock Exchange.
   19.4. The Buyer and the Seller undertake hereby to sign all the documents required, including representations and declarations required by law, and to do whatever is necessary on their part in order to give due validity to all the transfers of shares hereunder.
   19.5. The parties confirm to each other that they know of no person to whom is owed or who claims he is owed any amount whatsoever as brokerage fees, commission or finder's fee in connection with the transaction contemplated hereby, and in any event, neither party shall bear such expenses caused to the other party, and there is no obligation for one party to participate in expenses of this kind caused to the other party.
   19.6. This Agreement cannot be amended except by a written document signed by all parties.
   19.7. This Agreement does not confer any rights whatsoever to a third party, and the parties' rights hereunder, one to the other, may not be transferred to any person or entity without the consent of the other party, excluding the transfer to the Final Buyer as provided herein.
   19.8. Stamp tax applicable to this Agreement and to any other document related hereto, including share transfer certificates, if applicable, shall apply to and be paid by the Seller and the Buyer in equal shares among them, and if one party pays in full, the other parties shall indemnify it immediately upon its demand by the amount due from them.

   20.  JURISDICTION AND GOVERNING LAW
   20.1. The Jurisdiction for the purposes hereof is hereby established as the qualified court with the applicable jurisdiction in Israel, Tel Aviv-Jaffa. However, nothing in the aforesaid shall prevent the parties from initiating proceedings in the courts of the State of New York, and the U.S. Federal Courts located in the Borough of Manhattan in New York City, if Ampal shall be a necessary litigant in such proceedings.
   20.2. The laws of the State of Israel shall apply to this Agreement, the construction and execution hereof and any litigation hereun-der, unless the litigation takes place in the State of New York, U.S., in which case the laws of the State of New York shall apply.
   For the removal of doubt, it is clarified that the meaning of the determination with respect to the applicable laws is that this law (the laws of the State of Israel or the laws of the State of New York, as the case may be) include also the rules of choice of law under such law, and in any question which such rules shall refer, unreservedly, to the other law (such as, for instance when Israeli law refers to American law in questions connected with the technique of transferring shares in Ampal), the other law shall apply.

   21.  ADDRESSES AND NOTICES
   21.1. The parties' addresses for the purpose hereof and for the purpose of service of court papers, are as follows:
   The Bank and Atad: c/o the Bank, whose address for the purpose hereof is:
             63 Yehuda Halevy Street, Tel Aviv, Fax No. 03-567-6008
             The Shareholders and the Buyer: c/o Mr. Daniel Steinmetz, whose address for the purpose hereof is: 35 Bazel Street, Tel Aviv, Fax No.: 03-546-1888
   21.2. Any notice sent to the addressee according to the above address shall be considered to have reached the possession and knowledge of the addressee as follows:
      21.2.1. If sent by registered mail, 4 days from the time of dispatch by registered mail.
      21.2.2. If delivered by hand, by personal delivery, upon receipt by the addressee.
      21.2.3. If sent by fax, at the time of receipt by the addressee, provided that if received after 5:00 P.M. on Sunday to Thurs-day or if received on Friday or on a day which is not a busi-ness day, it shall be considered to have been received on the next business day. "Business day" for the purposes of this Clause shall include Sunday.
      21.3. For the purpose of delivering court papers in connection with legal proceedings initiated in the courts in the State of New
      York, the parties hereby appoint representatives whose domicile is New York for the purpose of receiving court papers in these proceedings, as set forth below.
             21.3.1. The Shareholders and the Buyer hereby appoint Kenneth
                     L. Henderson, of the law firm of Robinson Silverman Pearce Aronsohn & Berman LLP, whose address in New York is 1290 Avenue of the Americas, New York, NY 10104.
             21.3.2. The Bank and Atad hereby appoint the Commissioner of the Administration of the Western Hemisphere Region of the Bank, whose address is 1177 Avenue of the Americas, New York, New York 10103.
      21.4 Each party shall have the right to change its above address if it sends to the other party a written notice of change of ad-dress, and from the date on which the notice reaches the posses-sion and knowledge of the addressee, the address of such party shall be the new address. A new address under Clause 21.1 shall be in Israel. A new address under Clause 21.3 shall be in Manhattan, New York.

   IN WITNESS WHEREOF THE PARTIES HAVE HEREBY SIGNED, THIS 12TH DAY OF MAY,
   1996.

                                 /s/
                                 __________________________________
                                        Bank Hapoalim B.M.

                                 /s/
                                ___________________________________
                                 Atad Hevra Lehashkaot Limited

                                 /s/
                                ___________________________________
                                Rebar Financial Corp.

                                 /s/
                                ___________________________________
                                        Daniel Steinmetz

                                 /s/
                                ___________________________________
                                        Binyamin Steinmetz

                                 /s/
                                ___________________________________
                                        Raz Steinmetz


                                                                      ANNEX A
                                                                   Clause 4.6

   LIST OF DOCUMENTS TRANSMITTED TO THE PURCHASERS

   21.3.2.  Form 10-K, as of December 31, 1994.

   21.3.3.  Form 10-K, as of December 31, 1995.

   21.3.4.  Form 10-Q, as of March 31, 1995.

   21.3.5.  Form 10-Q, as of June 30, 1995.

   21.3.6.  Form 10-Q, as of September 30, 1995.

   21.3.7.  Form 8-K, as of June 28, 1995.

   21.3.8.  Notice of annual meeting of shareholders to be held on July 6, 1995.

   21.3.9. Minutes from a special meeting of shareholders of Ampal, which took place on November 8, 1995.


                                                               ANNEX B/1
                                                               Clause 12.2
                                            (in the event a purchaser exists)

                                                              date: _______

   To
   Rebar Financial Corp.(1)
   c/o Mr. Daniel Steinmetz
   35 Bazel St.
   Tel-Aviv

   Dear Sir,
             Re:  Notice of Sale

   In connection with the right of first refusal No. 1, granted to you in Clause 12 of the agreement between us dated May 12, 1996 (hereinafter, "the Agree-ment"), the following is hereby given to you, in accordance with Section 12.2 of the Agreement, through this notice of sale:

   1. We hereby notify you that it is our intention to sell a portion of our shares in Ampal American Israel Corporation ("Ampal") in order to decrease our holdings in Ampal to 20% (the "Offered Shares"), and we have a purchaser (the "Purchaser") for the offered shares.

   2. Name and address of the Purchaser: _________________ Number and class of the Offered Shares _____________ The sale price, in dollars, of the Offered Shares
         (the "Sale Price") is: ____________________________

   3. If you would like to purchase the Offered Shares at the Sale Price, you must send us a notice of receipt (the "Notice of Receipt") which must relate to all of the shares offered in this notice, and this not later than 5:00 P.M. on the seventh business day after which you have received this notice (the "Date of Receipt").

   4. If the Notice of Receipt reaches us by the Date of Receipt, the transfer of the Offered Shares will be executed in consideration for payment for the Offered Shares and as stated in Clause 12.4 of the Agreement, in the offices of the Bank on ____ day(2) at ____ hour.

   5. If the Notice of Receipt does not reach us by the Date of Receipt, we will be allowed to sell all of the Offered Shares which are the subject of this notice to the Purchaser, in accordance with Clause 12.5.1 of the Agreement.

   6. Words and terms used in this document, which are defined in the Agreement, shall bear the same meanings.

   Respectfully yours,

   Bank Hapoalim B.M.
   and/or Atad Hevra Lehashkaot B.M.

   ________________________________
   1 If the Buyer transfers its rights and responsibilities to the Final Buyer, according to the Agreement, the notice will be addressed to the Final Buyer and not to the Buyer.

   2 This day shall be a business day not prior to the seventh business day after the Date of Receipt and shall be not later than 60 days from the Date of Receipt.


                                                             ANNEX B/2
                                                           Clause 12.2
                              (in the event a purchaser does not exist)

                                                         date: _______

   To
   Rebar Financial Corp.(1)
   c/o Mr. Daniel Steinmetz
   35 Bazel St.
   Tel-Aviv

   Dear Sir,
             Re:  Notice of Sale

   In connection with the right of first refusal No. 1, granted to you in Clause 12 of the agreement between us dated May 12, 1996 (hereinafter, "the Agree-ment"), the following is hereby given to you, in accordance with Section 12.2 of the Agreement, through this notice of sale:

   1. We hereby notify you that it is our intention to sell a portion of our shares in Ampal American Israel Corporation ("Ampal") in order to decrease our holdings in Ampal to 20% (the "Offered Shares"), and we do not have a purchaser (the "Purchaser") for the offered shares.

   2. The sale price, in dollars, of the Offered Shares (the "Sale Price")(2)
   is:   _____________________________

   3. If you would like to purchase the Offered Shares at the Sale Price, you must send us a notice of receipt (the "Notice of Receipt") which must relate to all of the shares offered in this notice, and this not later than 5:00 P.M. on the seventh business day after which you have received this notice (the "Date of Receipt").

   4. If the Notice of Receipt reaches us by the Date of Receipt, the transfer of the Offered Shares will be executed in consideration for payment for the Offered Shares and as stated in Clause 12.4 of the Agreement, in the offices of the Bank on ____ day(3) at ____ hour.

   5. If the Notice of Receipt does not reach us by the Date of Receipt, we will be allowed to sell all of the Offered Shares which are the subject of this notice, in accordance with Section 12.5.2 of the Agreement.

   6. Words and terms used in this document, which are defined in the Agreement, shall bear the same meanings.

   Respectfully yours,

   Bank Hapoalim B.M.
   and/or Atad - Hevra Lehashkaot B.M.

   ________________________________
   1 If the Buyer transfers its rights and responsibilities to the Final Buyer, according to the Agreement, the notice will be addressed to the Final Buyer and not to the Buyer.

   2 Here will be the amount derived from the multiplication of the number of Offered Shares by the average closing price of the share of AMEX during the seven days of trading prior to the transmittal date of the notice of sale.

   3 This day shall be a business day established by the Purchaser, which shall be not prior to the seventh business day after the Date of Receipt and shall be not later than 60 days from the Date of Receipt.


                                                                    ANNEX C
                                                                Clause 13.2

                                                                date: _______

   To
   Rebar Financial Corp.(1)
   c/o Mr. Daniel Steinmetz
   35 Bazel St.
   Tel-Aviv

   Dear Sir,
                  Re:  Notice of Sale


   In connection with the right of first refusal No. 2,
   granted to you in Clause 13 of the agreement between       us dated May 12,
   1996 (hereinafter, "the Agreement"),the following is hereby given to you, in accordance with Section 13.2 of the Agreement, through this notice of sale:

   1. We hereby notify you that we have sold all of the "Offered Shares" referred to in Clause 12 of the Agreement and it is our intention to sell additional shares of our shares in Ampal American Israel Corporation ("Ampal"), and we have a buyer (the "Buyer") for the shares that we intend to sell.

   2. Name and address of the Buyer: _____________________
      Number and Class of the shares offered by us to be           purchased:
      _______________________________________
      Number and Class of the shares offered to you (the       "Offered
      Shares")(2):   ______________________________
                     The sale price, in dollars, of the Offered Shares
      (the "Sale Price") is: ___________________________

   3. If you would like to purchase the Offered Shares at the Sale Price, you must send us a notice of receipt (the "Notice of Receipt") which must relate to all of the shares offered in this notice, and this not later than 5:00 P.M. on the seventh business day after which you have received this notice (the "Date of Receipt").

   4. If the Notice of Receipt reaches us by the Date of Receipt, the transfer of the Offered Shares will be executed in consideration for payment for the Offered Shares and as stated in Clause 13.4 of the Agreement, in the offices of the Bank on ____ day(3) at ____ hour.

   5. If the Notice of Receipt does not reach us by the Date of Receipt, we will be allowed to sell all of the Offered Shares which are the subject of this notice, in accordance with Clause 13.5 of the Agreement.

   6. Words and terms used in this document, which are defined in the Agreement, shall bear the same meanings.

   Respectfully yours,

   Bank Hapoalim B.M.
   and/or Atad - Hevra Lehashkaot B.M.

   ________________________________
   1 If the Buyer transfers its rights and responsibilities to the Final Buyer, according to the Agreement, the notice will be addressed to the Final Buyer and not to the Buyer.

   2 Here it will be explained whether the reference is made to the entire amount of the shares offered to the Purchaser or only to half of the amount.

   3 This day shall be a business day which shall be not prior to the seventh business day after the Date of Receipt and shall be not later than 60 days from the Date of Receipt.